82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032392

REGISTRANT'S NAME Beta Systems Software

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 4631 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 4-22-02

ANNUAL REPORT 2001

Beta Systems Software

betasystems

AT A GLANCE

Beta Systems Software AG and Subsidiaries – Group Financial Data in US GAAP

Euro in thousands	1997	1998	1999	2000	2001	2001 vs 2000
Total revenues	34,787	38,927	45,835	41,226	44,980	9.1%
Operating income	4,154	(8,430)	(3,692)	(2,723)	(7,327)	(169.1)%
Income before income taxes	4,223	(7,933)	(2,447)	(1,423)	(7,221)	(407.5)%
Net income	1,383	(9,536)	(1,475)	(1,620)	(10,505)	(548.5)%
Cash and cash equivalents	28,425	27,915	19,724	9,399	13,658	45.3%
Total shareholders' equity	41,027	32,230	39,474	38,541	28,503	(26.1)%
Total assets	53,989	66,764	59,607	57,182	50,816	(11.1)%
Equity ratio in %	76.0	48.3	66.2	67.4	56.1	
Number of employees	248	348	357	311	334	7.4%

Security Code Number:	522 440
SE Code:	BSS
IPO:	June 30, 1997
Market Segment & Market Place:	Neuer Markt Frankfurt, Stock Exchanges Berlin, Düsseldorf, Hamburg, Hannover, Stuttgart
Indexes:	NEMAX All Share, NEMAX Software, CDAX, CDAX Software
Designated Sponsors:	Deutsche Bank AG, Frohne & Klein Wertpapierhandelshaus GmbH
IPO Lead Managers:	Deutsche Morgan Grenfell, Goldman Sachs, Sal. Oppenheim jr & Cie.

TABLE OF CONTENTS

DEAR SHAREHOLDERS,



We are pleased to present you with Beta Systems Software AG's annual report for the financial year 2001. This past year can be described as one of challenges and changes for our organization. The challenges we faced during the year were for the most part caused by the tough economic climate that prevailed across the technology sector. The changes initiated were the result of our "Eight-Step" turnaround program, which was announced in May 2001 at the Annual General Meeting.

Despite widespread softness in demand in the IT sector, Beta Systems was one of very few European software companies that achieved top-line revenue growth of 9.1%. In addition, we met our internal expectations and achieved 15.5% growth in recurring maintenance revenues. This performance underscores the positive impact the turnaround program is having on our financial results. However, we did have disappointing license sales growth at 4.8%, and will be addressing this issue with our sales expansion plan.

Our core business, Data Center Management achieved 8.8% growth and strong profitability in 2001, providing a solid backbone for our endeavors to expand into new business areas. The success of the Data Center Management business directly reflects the important role Beta Systems plays in the consolidation of data centers and our status as the vendor of choice and partner for customers in this area.

In our business unit Document Management, we achieved sales growth of 11.7% and attained sales milestones such as the licensing of the entire VIDiDOC® product suite to important financial institutions in Germany and Europe.

Storage Management continues to grow in importance and we expect sales growth above the 2001 level of 3.6% as soon as IT demand in North America returns to a normal level. We have to state, however, that results of our US subsidiary Tantia were below our expectations and as a result we recorded a number of impairment charges to reflect Tantia's performance.

Results before taxes amounted to a loss of Euro 7.2 million (previous year 2000: Euro 1.4 million). The results reflect the inclusion of a range of one-off charges to adjust risk-affected items in our balance sheets. These items' values neede to be reassessed in order to reflect changed market conditions and did not impact the company's cash position. The majority of the items consist of impairments on financial and investment assets from the years 1997 to 2000. These measures were deemed necessary to more accurately correlate the company's balance sheets to the economic reality considering current market developments.

As stated earlier, one of the main events this year was the development and implementation of the "Eight-Step" turnaround program, to be implemented over 18 to 24 months starting from May 2001. The program was set up to improve the company's performance, with the long-term goal of ensuring sustained profitability, thereby increasing value for investors and employees. We view this program as the guideline and plan of action, which enables both employees and management to better direct the technical and economic potential of Beta Systems towards healthy and profitable growth, more market orientation and faster moving of our company.


_betasystems
beta
Data Center Management
Tantia
Storage Management
VIDiDOC
Document Management
7_24
service
professional
services
www.betasystems.de
_betasystems

Reviewed below are more details on the objectives of the "Eight-Step" turnaround program and a progress report on how we have been and are continuing to implement it.

IMPLEMENTATION OF THE "EIGHT-STEP" TURNAROUND PROGRAM

In recent years Beta Systems has grown into a worldwide company with its primary focus on Europe, and currently has over 300 employees. This increase in scale made a change in the organizational structures and business processes necessary.

The first phase of the "Eight-Step" program was designed to identify barriers to growth and efficiency within the organization. These barriers were then replaced with organizational structures that will enhance our ability to better leverage the experience, capabilities, creativity and motivation of our employees.

The next step was to realign our organization with our strategic markets, and to communicate these changes to employees and customers. Within Beta Systems' organization, clear areas of authority and responsibility have now been defined and accordingly assigned. On the basis of these areas of responsibility, processes can now be executed efficiently to meet specific requirements.



The implementation of these changes will result in a continuation of the development of high quality products and solutions, improve our marketing efforts and make our organization more efficient and therefore contribute to the goal of achieving highly profitable, long-term customer relationships.

Our medium-term goal is to develop Beta Systems into a leading company within the European software industry in our three core areas of competency. The areas of: Data Center Management, Document Management and Storage Management.

The second focus of the program (steps 4 to 8) is the expansion of the marketing and communication activities of Beta Systems. Through streamlining portfolios and operational expansion programs, market opportunities are identified earlier and more effectively pursued than before. This should result in a positive development of sales while accelerating the path towards profitability.

Investor Relations communication has been expanded in order to document, and make transparent, the initiatives started, the milestones reached and the advances made in the implementation of the "Eight-Step" program. The effectiveness of further measures in this area is heavily dependent upon the success of and advances made in the entire program, but also upon overall developments on the stock market.

Below we have provided an overview of each of the "Eight-Steps" of the turnaround program.

1. Strategic Alignment

In order to improve market penetration in the targeted market sectors, Data Center Management, Document Management and Storage Management, a focused company concept is necessary. One of the key items is to bring together the required skills for each sector and to speed up working processes. To this end, three business units, Data Center Management, Document Management and Storage Management, were established. The business units have autonomous responsibility for product development, pricing policy, growth and profitability. In this way, Beta Systems is able to assign specialists to every business sector and to develop a high commitment to the respective areas of the operation. Moreover, flat hierarchies and lean organizational structures allow faster and more competent decision making and faster market penetration. The strategic alignment is lived and communicated internally and externally. To this end, important analytical work has to be done, such as the formulation of strategic, economic and technological strategies and business plans for the business units.

Measures with long-term effects, such as the culture change program, the employee newsletter and the introduction of an employee suggestion program will promote the identification of the employees with the corporate strategy.

2. Organizational Adjustments

New structures were created to streamline the organization in various departments – Sales, Finance & Controlling and Contract Management. With these measures, responsibility and decision-making will be handed over to the operating levels so that operational processes are accelerated and organizational efficiencies are increased.

As part of an employee satisfaction study, further measures for organizational improvement were identified and subsequently implemented. Through this procedure, employees' inside perspectives of the business structures were used productively while employee motivation increased at the same time. Additionally, through an extensive training and support program for all our employees, we are committed to increasing employee skill levels throughout our organization.

The department "Organization & Information" was set up to optimize our IT infrastructure as the basis of operations within Beta Systems. This department is involved with all relevant planning processes and thereby secures timely and cost-effective technical services for all departments.

3. Process Optimization

A thorough analysis of all working processes within Beta Systems revealed opportunities for acceleration in some areas. Processes were redesigned with previously defined areas of specialization in mind, and these changes are now being implemented. The processes "Product Development" and "Product Release" were redesigned and implemented within each business unit.

An important achievement of the new processes was the increased efficiency of the interaction between the different process stages. Further improvements were made through the group-wide introduction of an SAP system and the implementation of the new process "Business Plan", which improved planning and introduced control instruments. Through these new business processes and by pulling together worldwide data on business development and capacities within the organization, Beta Systems now has optimized systems for the efficient and speedy operation of the company. Our company is able to quickly respond to developments in the business environment better than before.



4. Sales Expansion

Analysis of Beta Systems' position in the European market identified significant growth potential in a number of core countries. In order to benefit from these opportunities, we developed and have started to implement an expansion program. The aim of this program is to significantly increase our presence and market share in these core countries.

The markets identified are Italy, Great Britain, France and Spain. Product lines were defined and customers and competitors analyzed. This provided the basis for business plans, the adjustment of staff allocations and the planning of marketing campaigns.

Further sales opportunities were identified in the service business in the German-speaking sales region, and the development and introduction of stand-alone service products have begun. The first established product is the 7/24 Service for remote support of Beta Systems' products and installations at the customer's site. Further service products have already been developed and will be launched in 2002.

The newly founded department "Inside Sales" has improved the support for regional sales employees and has contributed to an increase in marketing opportunities. The centralization of this function enables the development of effective tactical sales campaigns as well as the implementation of a coordinated marketing strategy throughout the company.

5. Expansion of Storage Management

To advance the growth of Beta Systems in the area of Storage Management, a more intensive effort in the European market is necessary. To this end the "Storage Solution Center" (SSC) was founded.

The SSC is staffed with Sales, Service and Marketing employees and enables an increase in efficiency of product marketing as well as better quality care of customer projects. Through the specialization of employees in the SSC, Beta Systems is now in a position to offer consulting services in the area of Storage Management and develop better customer access.

The interaction between Beta Systems and Tantia was reinforced by the SSC and by the deployment of managers from Germany at Tantia. We were able to streamline the operations at Tantia and have installed an effective executive management team. Nevertheless, Tantia is presently the "problem child" of the Beta Systems group, partly due to the difficult demand situation in the USA. The development of the subsidiary and its place within the Beta Systems Software Group will be closely monitored. The current structure of our company allows for quick decision-making and implementation processes and these will be applied to Tantia, if and when appropriate.

6. Expansion of Document Management

Beta Systems' competitive advantage in Document Management was enhanced through the combination of its products in a suite for High-End Output Management. The activities of Sales and Development have concentrated on the expansion of the VIDiDOC® suite. The main focus of our sales activities was to expand existing installations with further suite components. Also, in product development the cross-platform suite concept has been consistently implemented. In 2001, the VIDiDOC® suite was completed by a UNIX component, Beta 93 UX, that has by now been released for sales.

The quality of the customer care and the support of the sales employees are optimized for DMS products by the newly established "Solution Architects". These specialists are positioned as interfaces between the development, sales and marketing departments and provide on-site technical support during the pre-sales process, design of customer solutions and supervise pilot installations. With their special skills they help sales and marketing employees and enable successful customer care.



7. Optimizing the Product Portfolio

The wide range of Beta Systems' product spectrum made an assessment of the portfolio necessary. In order to increase our focus and market penetration, certain non-essential products had to be removed from the development and sales process. The resources released can be used for the development and marketing of core products.

With the identification of core products, solution-oriented product families or suites were formed. This solution-oriented approach formed the basis of our marketing strategy and enabled us to increase our market reach as many companies look to adopt solutions rather than components. A more exact determination and analysis of the competition and of our own USPs was achieved and on this basis Beta Systems will continue the expansion of its market share.



8. Capital Market Communication

Communication with analysts and institutional investors was improved with the support of Thomson Financial, a prominent investor relations advisory. Among other activities, in 2001 we participated in investor conferences, hosted telephone conferences on current issues and did a roadshow. Visibility increased through several media interviews. Through issuing frequent press releases and by launching an improved website, we are confident that we have increased the information flow to and transparency for investors.



Concluding we can say that we are sure that Beta Systems has taken the right decisions and will implement the right measures to cope with current and future market conditions and business challenges. We feel confident about our future and feel that we are positioned better than ever before to reach our aim of sustained profitability and to reflect the increasingly positive business development in a corresponding share price development. We would like to take this opportunity to thank our shareholders, customers, partners and suppliers for their stable cooperation and their confidence in our company.

Karl-Joachim Veigel | Dr. Oskar von Dungern | Ralf Männlein

COMPANY PROFILE

LINES OF BUSINESS

Beta Systems Software is an international supplier of quality software and services for IT management. Its innovative solutions increase the productivity and efficiency of an organization's whole IT network. State-of-the-art technology gives Beta Systems' customers a head start in web-based business.

Beta Systems' solutions are focussed on the following areas:

Document Management
- efficient organization, distribution, archiving and retrieval of electronic documents in order to guarantee the company-wide availability of all documents.

Storage Management
- backup and recovery of data over a range of storage media in order to ensure permanent availability of corporate data.

Data Center Management
- automation of data center operations for higher efficiency, and monitoring of security resources in order to protect company data from unauthorized access.

vidoc Document Management — Tantia Technologies Storage Management — beta Data Center Management

PRODUCTS AND SOLUTIONS

Beta Systems' products are designed for large organizations and growing mid-sized businesses. The focus is always on the efficient and user-friendly configuration of a company's IT and business processes. High technological standards and a robust architecture guarantee a high level of scalability, productivity, integrity and reliability.

The development process at Beta Systems Software is directed at meeting the current requirements and future IT optimization needs of customers. A primary goal is to increase the efficiency and value of the customer's already existing IT environment. Beta Systems products enable customers to protect their investments and increase profitability through optimal utilization of already existing hardware and software resources.

Partnerships with IBM and SAP ensure Beta Systems the integration of its products in important and current technology trends. As a solutions provider, Beta Systems supports organizations by offering qualified consulting in the decision-making phase and during implementation, as well as providing assistance in the efficient deployment of the IT infrastructure. Customers can profit from the experience gained by Beta Systems since 1983 in the area of enterprise-wide data and document management. The advantages are significant: improved functionality, greater security and higher productivity. The professional services provided by Beta Systems also include special solutions for document management, which are assembled from standard components, implemented at the customer's site, and adapted to the customer's requirements.

A range of practical, customer-oriented product training courses offered at the Beta Systems training center in Berlin assists customers in the optimal deployment of Beta Systems products.

Beta Systems' Customer Support, with experienced support specialists, is available to customers 24 hours a day, 7 days a week. Beta Systems thus offers comprehensive, easily accessible support for IT departments and data centers.



In addition, the services provided by Beta Systems include online system maintenance support (remote access) for regular maintenance tasks, inspections and ASP services.

STORAGE MANAGEMENT

The growing number of service providers on the Internet (ISP, ASP, and Backup Service Providers), together with organizations which transact automated business processes online, has led to an explosive increase in company records which must be backed up, and if necessary recovered as quickly as possible.

It is frequently the case that, in terms of availability and scalability, existing computer installations are not equipped to handle these large amounts of data. For this reason, professional, powerful Storage Management is becoming increasingly important, since mission-critical data and applications must be permanently available, and must be backed up daily. Innovative solutions are therefore required to speed up storage processes and reduce the burden on local networks.

The area of Storage Management is represented by Beta Systems' subsidiary, Tantia Technologies Inc., founded in April 2000, with its head office in Boulder, Colorado. The high-performance software solutions offered by this subsidiary for company-wide backup and recovery of data incorporate Storage Area Network (SAN) technology. Tantia Technologies continues the development and marketing of the storage solutions of the HARBOR Systems Management company, which was acquired by Beta Systems in December 1998. Tantia Technologies' solutions for Storage Management and Applications Backup enable the effective utilization of the already existing IT infrastructure, and the secure management of increasing amounts of information and data. By means of reliable high-speed data transfer, optimized storage utilization and provision for permanent system availability, Tantia products ensure the necessary security for mission-critical data and information. Tantia Storage Management solutions thus fulfill the security requirements of modern enterprises to a very high degree. The special advantage of Tantia products is that company-wide operations involving a large number of servers, clients and applications can be centrally managed from a single-point of control.

The consistent porting of OS/390 software concepts to open platforms (Windows NT and UNIX), and the support of all standards relevant to the organization, such as SAP, Lotus Notes, Microsoft Office etc., make it possible for Tantia products to be deployed in all branches and areas of business and to meet all storage requirements.

DATA CENTER MANAGEMENT

The increasing deployment of ERP systems such as SAP R/3, and the growing importance of the Internet in the fields of E-Business and E-Commerce have greatly increased the demands on data centers. The new systems and applications produce ever-larger amounts of essential data, which must be quickly and securely processed and managed in the background (Back Office). The efficient handling of the necessary processes is dependent on a powerful control center, which processes large volumes of data at extremely high speeds and provides centralized management processes. This also requires the integration of a wide range of UNIX and Windows NT systems with the existing OS/390 environments.

Beta Systems Software draws on its many years of experience with large customers in developing high-quality solutions which ensure a smooth and efficient workflow in data centers. Beta Systems' products cover the areas of production management (scheduling) and security management. With its solutions for process optimization and automation in data centers, Beta Systems enables the necessary increase in productivity in the area of Back Office procedures for Internet and ERP applications. Beta Systems' solutions provide for optimal coordination of the temporal sequencing of interdependent processes, so that the capacity of the hardware resources is fully utilized.



In addition, the solutions provide the security monitoring necessary for the handling of company and customer data, permitting fast, direct response to security violations. Beta Systems' solutions are deployed in the world's largest data centers, and are valued by customers for their performance and stability. The documented efficiency and reliability of Beta Systems products meets the heavy demands that confront data centers today.

DOCUMENT MANAGEMENT

For organizations today, it is essential that the flow of internal and external information in the form of electronic documents be smooth, secure, fast and reliable. Only through the coordination and availability of documents can the knowledge within an organization be put to profitable use.

The processing, distribution, display and archiving of documents which have been produced on various platforms by a range of different systems are thus basic requirements for vital business processes, and demand complete solutions that are powerful, integrated and user-friendly.

Beta Systems offers the Document Management suite VIDiDOC®, which enables the smooth flow of information in heterogeneous operating environments and fulfills the high performance requirements of large, globally active companies, as well as meets the need for scalable special solutions for mid-sized businesses. The use of state-of-the-art technology and architecture allows the solution to be integrated into a range of systems and operating environments, and enables it to process every type of document, providing the infrastructure for the utilization of company data in daily office communications.

For instance, the Beta Systems solution provides special functions for document analysis and display, which permit the efficient analysis by all company employees of information generated by SAP R/3. The integration of a range of platforms (OS/390, UNIX and Windows NT), and the combination of exceptional capacity with special workflow and retrieval functions make the Beta Systems solution unique on the market. Beta Systems customers' obtain a single Output Management solution which meets their requirements on all platforms throughout the entire organization.

CUSTOMER BASE

Beta Systems' customers include the world's largest organizations in the areas of banking, insurance, retail, telecommunications and industry, as well as organizations in the public sector. More than 2,000 Beta Systems products are currently installed on the systems of over 1,000 customers worldwide. These customers include ABN Amro Bank, BMW, Daimler-Benz, Dow International, Deutsche Bank, Deutsche Telekom, HUK-Coburg, Siemens, Swisscom, Transamerica and VW.

COMPANY LOCATIONS

The head office of the company is located in Berlin. Subsidiaries provide a presence in the USA, Canada, Great Britain, France, Italy, Belgium, Switzerland, Holland, Scandinavia, Austria, Spain and Australia. In the East European countries and South America, Beta Systems is represented by distributors. Beta Systems has two research laboratories. They are located in Berlin and Calgary (Canada). The products for Document Management and Data Center Management are developed in the Berlin laboratory, while the Storage Management products are developed in Calgary. This internationally active enterprise has a wide-reaching apprentice program promoting the development of urgently needed specialists in all fields.

SALES

Sales of Beta Systems' solutions in the areas of Document Management and Data Center Management are for the most part performed by the company's direct sales force. An extensive distribution network provides customers across Europe with competent on-site contact personnel. In addition, indirect distribution channels are being planned for the Document Management products. Product sales will then be effected via Value Added Resellers (VARs) such as system integrators, technical partners, application service providers (ASPs), and Internet service providers (ISPs). These strategies are rounded out by participation in partner programs for widely-used standard software. Sales of Storage Management products are primarily through established companies that are world leaders in hardware production. This approach is exemplified by worldwide agreements with VARs such as Hewlett-Packard (HP) and Hitachi Data Systems. The integration of Beta Systems' products with high-quality software solutions of other suppliers, e.g. ASPs and ISPs provides further sales opportunities. To this end, partnerships have been formed with Bus-Tech and Jaws Technologies.

professional services — 7_24 service

MANAGEMENT BOARD OF THE BETA SYSTEMS GROUP

Karl Joachim Veigel

- CEO since January 2001
- Professional Career: Leading management positions at Siemens AG and Siemens Nixdorf
- Primary management tasks covered building and expanding high-growth business units in the areas of Communication Devices, Personal Computer, Information & Communication Networks
- Comprehensive experience in management of turnaround situations





Ralf Männlein

- Board Member Marketing & Sales since June 2000
- Professional Career: Leading management positions in sales and marketing in the telecommunications sector at Loewe Opta, Alcatel and Bosch Telecom
- Primary focus was on the implementation and expansion of international marketing and sales structures

Dr.-Ing. Oskar von Dungern

- Board Member Research and Development since January 1999
- Professional Career: Research associate at Technical University Munich, managing consultant and several management positions in R&D at IBM
- Mainly responsible for product marketing, consulting and management of development and customer projects
- Extensive expertise in software engineering projects for various applications and technical environments, mainly within the industry and finance sectors











INVESTOR RELATIONS

Our investor relations efforts are aimed at the consolidation of the trust of our shareholders, potential investors and financial analysts in Beta Systems and enable a realistic valuation of Beta Systems' shares. Therefore, we are committed to an open and comprehensive information policy. We thank you for your interest and trust in the fiscal year 2001 and are also personally available for questions at any time.

Beta Systems' Investor Calendar 2002

March 20, 2002
Announcement of Annual Results 2001,
Press conference in Berlin

April 2002
Analyst/Investor's Conference in Frankfurt

May 8, 2002
Publication of the Report on the First Quarter 2002

May 21, 2002
Annual Meeting of Shareholders at the Ludwig-Erhard-Haus, Fasanenstraße 85, 10623 Berlin

August 8, 2002
Publication of the Report on the Second Quarter 2002

November 8, 2002
Publication of the Report on the Third Quarter 2002

November 2002
Analyst/Investor's Conference in Frankfurt

March 20, 2003
Announcement of Annual Results 2002,
Press conference in Berlin

Long Term Chart – Beta Systems Stock Price over 2 years

Performance 2000 and 2001 in comparison to the NEMAX All Share Index (indexed)


Share Price Beta Systems Software AG (in Euro)
NEMAX All Share (indexed)
20,00
18,00
16,00
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
01 02 03 04 05 06 07 08 09 10 11 12 01 02 03 04 05 06 07 08 09 10 11 12
2000
2001

Key figures on the Beta Systems Stock

In Euro	2001
Earnings per share	(2.66)
Highest price	8.40
Lowest price	2.05
Share price on Dec. 28, 2001	2.05
Number of shares	3,974,931
Share capital	10,161,750
Market capitalization on Dec. 28, 2001	8,148,609

Shareholder Structure


Free Float = 56,0%
Company Founders = 27,1%
Institutional Shareholders = 15,0%
Repurchased Shares= 1,5%
Management Board = 0,4%

CONTACT

Arne Bassler, Investor Relations
Tel. ++49 (0)30 726 118 170
Fax. ++49 (0)30 726 118 881
Email. ir@betasystems.com

GROUP MANAGEMENT REPORT

GROUP MANAGEMENT REPORT

BUSINESS DEVELOPMENT AND EARNINGS SITUATION

There were a number of factors that influenced business development and earnings in the fiscal year 2001. Weaker than expected economic growth and slack demand throughout the IT sector created an increasingly turbulent business climate. The problem of growing economic uncertainty was then compounded by the tragic events in the US on September 11, 2001. Beta Systems felt the effects of these events in the form of tentative customer decision-making and delayed orders, particularly in our Storage Management segment in North America.

One of the most noticeable trends that developed throughout the year was the ongoing consolidation of data centers, a key customer group for the company. The rationale behind the amalgamation of data centers is simple: the creation of optimized, efficient operating units and the deployment of standardized software systems. Beta Systems is well positioned within this area and has emerged as the market leader in Germany.

We have close rapport with our customers, and – combined with our high-performance, durable and cost-effective technology – we have enhanced our standing as a premier player in this sector – with a palpable effect in terms of revenue growth. Toward the end of fiscal 2001, in particular, we were able to secure a number of contracts, especially by combining enhanced Data Center Management solutions with cutting-edge VIDiDOC® components for Document/Output Management.



As part of the accelerated rollout of our VIDiDOC® Suite, the company initiated a comprehensive marketing campaign targeted at the financial sector. Within this vertical market, multi-branch banks and financial institutions based in Germany and throughout Europe are high-potential target groups for Beta Systems products. The sales initiative in this segment was well received, and there were some important milestones as well as increased licensing revenues for VIDiDOC® in the second half of fiscal 2001.

Internally, the introduction of our "Eight-Step" turnaround program dominated our business operations and earnings situation. This program produced the first positive results in terms of revenue increases and cost reductions; it also prompted one-off charges and restructuring costs which impacted on net income for fiscal 2001.

Partnerships

Beta Systems established a number of partnerships, e.g. with ITELLIUM Systems & Services GmbH, DETEC GmbH, AKI GmbH and Holland House BV. These agreements were formed to minimize the capital expenditure risk associated with software development costs. They were also set up to complement our product offering, target new customers and create joint sales opportunities.


VERTICAL MARKET SOLUTION
VIDiDOC
VIDiDOC Savings & Loan Solution for Online Processing of Overdraft Lists
Lists such as this are a thing of the past - with VIDiDOC



Development of Revenue

Total revenues for fiscal 2001 were Euro 45.0 million, a growth of Euro 3.8 million or 9.1% year on year.

Revenues generated by the Beta Systems Group encompass license, maintenance and professional services revenue. In turn, Group license revenues comprise income from new license sales and license upgrades (CPU upgrades).

Maintenance revenues for 2001 recorded a 15.5% year-on-year increase, taking this figure to Euro 21.4 million, in contrast to Euro 18.5 million in the same period last year.

This is due to the Group's stable, well-established installation base, coupled with few contract terminations and the conclusion of new maintenance agreements, which also include our 7/24 service offering for remote-access administration of customer installations by Beta Systems.

Revenue in Mio. EUR	2000	2001	2001 vs. 2000
Licenses	19.8	20.7	4.8%
Percentage of Total Revenue	48.0%	46.0%	
Maintenance	18.5	21.4	15.5%
Percentage of Total Revenue	44.9%	47.5%	
Services	2.9	2.9	(1.9)%
Percentage of Total Revenue	7.1%	6.4%	
Total	41.2	45.0	9.1%

In fiscal 2001, license revenue grew by 4.8% to Euro 20.7 million, compared with Euro 19.8 million in the previous year. This was mainly attributable to an 11.1%, i.e. Euro 10.4 million, increase in revenues from license upgrades. The second component of license revenue – new license revenue – fell by 0.8%. New license revenue amounted to Euro 10.3 million in the fiscal year 2001, in comparison with Euro 10.4 million in 2000.

Revenues from professional services (i.e. training and consulting) registered a minuscule year-on-year change, down by 1.9%. This is a solid foundation, and it was achieved by means of far-sighted consolidation following our restructuring measures in 2000.


Revenue Development (in Mio. EUR)
Licenses
Maintenance
Services
2001
20.7
21.4
2.9
2000
19.8
18.5
2.9
0.0
10.0
20.0
30.0
40.0
50.0



For the fiscal year 2001, the revenue contributions by the sales regions of Germany, Europe and North America stood at 52.1%, 34.7% and 13.3% respectively, as compared to 46.8%, 39.7% and 13.5% in the preceding year. This equates to a revenue increase of 21.5% in Germany, a fall in revenue of 4.7% in Europe and a 7.0% increase in North America, when compared with fiscal year 2000.

Overall, the company's performance fell short of management's expectations. Whereas the German direct sales organization developed in line with our targets following the implementation of restructuring measures, Austria, the United Kingdom and North America failed to meet expectations.

Revenue in Mio. EUR	2000	2001	2001 vs. 2000
Germany	19.3	23.4	21.5%
Percentage of Total Revenue	46.8%	52.1%	
Europe	16.4	15.6	(4.7)%
Percentage of Total Revenue	39.7%	34.7%	
North America	5.6	6.0	7.0%
Percentage of Total Revenue	13.5%	13.3%	
Total	41.2	45.0	9.1%

The level of revenue growth achieved in Germany is the result of the increase in maintenance and license upgrade revenues. The fall in revenues from pan-European operations is mainly due to lower revenues generated in Austria and the United Kingdom. The revenue increase achieved in North America can be attributed to the termination of the distribution and customer-support agreement for Data Center and Document Management products, as entered into with the Allen Systems Group. Beta is now once again responsible for the area of customer support/management.

The termination of our distribution partnership with the Allen Systems Group in 2000 had the desired effect in North America – Beta Systems regained direct control of a number of accounts.


Revenue Development (in Mio. EUR)
Licenses
Maintenance
Services
2001
20.7
21.4
2.9
2000
19.8
18.5
2.9
0.0
10.0
20.0
30.0
40.0
50.0



Development of Business Segments

As part of the "Eight-Step" turnaround program initiated in fiscal 2001, the company introduced individual business units with their own scope of responsibility. This structure will allow executives to focus more effectively on the strategic business segments of the company.

All business units generate revenues from product licenses, maintenance contracts and professional services. The business units Data Center Management and Document Management are mainly active within the German and European market, whereas the Storage Management unit focuses on North America.

The Storage Management business unit posted an operating loss, before amortization of goodwill and acquired software, of Euro 8.6 million. Both Storage and Document Management required considerable expenditure on products and sales, as well as for the provision of solutions for Open Systems platforms (e.g. UNIX and Windows NT). In addition, in the area of Storage Management, there was an impairment charge with regard to capitalized software development costs.

In the fiscal year 2001, revenues generated in the business segments Storage Management, Data Center Management and Document Management accounted for 12.7%, 51.2% and 36.1% of sales revenues respectively, in contrast to 13.4%, 51.4% and 35.2% respectively in the previous year. In comparison with fiscal 2000, revenues from Storage, Data Center and Document Management grew by 3.6%, 8.8% and 11.7%.

Fiscal 2001 operating income for the Document Management business unit amounted to Euro 0.5 million. The Data Center Management business unit recorded an operating income of Euro 4.6 million.



Development Operating Income Business Units (in Mio. EUR)
2000
2001
6.0
4.0
2.0
0.0
(2.0)
(4.0)
(6.0)
(8.0)
(10.0)
(3.5)
(8.6)
3.4
4.6
(1.5)
0.5
Storage Management
Data Center Management
Dokument Management

In Mio. Euro	Revenue			Operating Income		
Business Unit	2000	2001	2001 vs. 2000	2000	2001	2001 vs. 2000
Storage Management	5.5	5.7	3.6%	(3.5)	(8.6)	(145.1)%
Data Center Management	21.2	23.1	8.8%	3.4	4.6	36.4%
Document Management	14.5	16.2	11.7%	(1.5)	0.5	133.6%
Total	41.2	45.0	9.1%	(1.6)	(3.5)	(120.3)%



Revenue Development Business Units (in Mio. EUR)
2000
2001
25.0
20.0
15.0
10.0
5.0
0.0
5.5
5.7
21.2
23.1
14.5
16.2
Storage Management
Data Center Management
Dokument Management

Development of Gross Profit

In the fiscal year 2001, the company's gross margin on sales rose by Euro 2.1 million to Euro 31.1 million, in contrast to Euro 29.0 million posted in the previous year. This represents 69.2% of revenues versus 70.3% in fiscal 2000. The increase was primarily due to the improved gross margin on sales achieved by maintenance sales.



Gross profit was affected, among other things, by an impairment charge of Euro 2.6 million related to capitalized software development costs. This applied to the product range for Storage Management, whose revenue performance, particularly in the US, fell short of expectations. A further adjustment to acquired software amounting to Euro 0.5 million, was effected for the partner product Diacom.

Gross profit from license revenues fell from Euro 15.9 million in 2000 to Euro 14.3 million in the fiscal year 2001, i.e. 9.8% in relation to 2000. These figures equate to 80.5% of license revenue in 2000 and 69.3% in 2001. The reduced level of gross profit from licenses is largely due to the above-mentioned one-off effects in connection with capitalized software development and acquired software costs.

Gross profit from maintenance services amounted to Euro 15.9 million in fiscal 2001, Euro 3.6 million more than the figure of Euro 12.3 million achieved in the preceding fiscal year. As a percentage of maintenance revenues, gross profit from maintenance services was augmented from 66.6% in 2000 to 74.1% in 2001.

Gross profit from professional services grew by Euro 0.2 million to Euro 0.9 million. As a percentage of service revenues, gross profit from professional services stood at 32.1% in 2001, as compared to 26.0% in 2000.

Development of Costs and Income

Selling Expenses

Selling expenses primarily consisted of personnel expenses, including commissions and advertising costs to support the sales activities of products marketed by Beta Systems.

Selling expenses grew by Euro 1.2 million, up from Euro 15.5 million in fiscal 2000 to Euro 16.7 million in fiscal 2001. This corresponds to an increase of 8.2% and is mainly due to the establishment of an effective sales structure at Tantia and the restructuring of our sales organization in Germany. Furthermore, we executed far-reaching marketing measures in the year under review. To support the repositioning of the company, a new corporate design was created and implemented.


beta
Ausrichtung am Logo
Formensprache

Other activities focused on the establishment of the VIDiDOC® brand; our commitment to enhancing brand awareness was underscored by the introduction of a logo, an advertising campaign, brochures and a VIDiDOC® website. In addition, we took an active part in major exhibitions such as CeBIT 2001 and DMS Expo 2001. Another focus was the high-impact marketing campaign for VIDiDOC® Output Management solutions, targeted directly at Germany's Sparkasse banks (special savings bank network) with workshops, comprehensive advertising and public relations. These activities were supported by telemarketing for our Data Center Management products. As a percentage of total revenues, selling expenses amounted to 37.2% in 2001, compared with 37.5% in 2000.


Leading the way in Enterprise Document Management

Research and Development Costs

Research and development costs increased by 2.2% – from Euro 6.4 million in 2000 to Euro 6.6 million in 2001. This item accounted for 15.6% and 14.6% of sales revenues in the respective years.

Research and development costs primarily consisted of staff-related expenses associated with the development of new products and product modules (e.g. VIDiDOC® Information Integrator and Beta 48 Extended Job Manager), the upgrade of existing products in accordance with customer and market requirements (e.g. Beta 88 RACF Manager and VIDiDOC® Archive and Dispatcher/Beta 93) as well as improvements in line with technological progress (e.g. Tantia Highspeed Filetransfer), quality assurance and the creation of technical documentation.

Another area of development was new product versions for UNIX/Linux, and particularly zLinux for mainframes, evolved from existing solutions such as Beta 93 UX for UNIX. Working in close cooperation with IBM, Beta Systems devised a roadmap for the step-by-step development of additional Systems Management products designed specifically to support the IBM "Linux for zSeries Strategy" for zLinux.



These are Linux-capable products for Job and Output Management. The main objective behind the products is for Beta Systems to be able to support large organizations wishing to utilize Linux in a mainframe environment.


Strategische Neuausrichtung
Beta Systems schließt Partnerschaft
BETA Systems optimiert Output Management
IT-Unternehmen kooperieren



General and Administrative Expenses

General and administrative expenses are predominantly made up of investor relations expense, personnel expense attributable to Group management, as well as expenses due to financial activities, administration and consulting services.

General and administrative expenses grew from Euro 8.5 million in 2000 to Euro 10.6 million in 2001, an increase of Euro 2.1 million. This was mainly prompted by expenses in connection with restructuring, in the form of consulting fees, termination pay and relocation costs amounting to Euro 1.5 million in total. Expenditures were necessary in order to effectively plan and introduce our "Eight-Step" turn-around program in cooperation with external consultants. Furthermore, we were able to optimize processes and implement organizational realignments, in addition to bolstering our management and personnel base with the help of targeted recruitment measures. Other major expense items can be attributed to our exchange listing: designated sponsoring, shareholders' meeting, annual and interim reports, investor conferences and investor relations. As a percentage of revenues, general and administrative expenses amounted to 20.7% in 2000 and 23.5% in the fiscal year 2001.



Operating Income

In the period under review, operating expenses – including cost of goods sold – increased by Euro 8.4 million overall, i.e. 19.0%, relative to the preceding year. This was the direct result of the above-mentioned items amounting to Euro 4.6 million in the reporting period. In addition, due to the strained market and economic climate in the US during the first six months of 2001 and the lower than expected performance of our North American subsidiary Tantia Technologies, Inc., we recorded an impairment charge of almost the entire goodwill of the subsidiary, amounting to Euro 3.3 million.

Interest Income and Other Income

Interest income generated by the Group in fiscal 2001 stood at Euro 0.6 million and was thus Euro 0.2 million lower than the figure posted for the same period last year. In the fiscal year 2001, the Group recorded other expenses of Euro 0.5 million, as compared to income of Euro 0.5 million in 2000. Other income primarily consisted of gains on foreign currency translation and income in connection with the sale of our Workload Products line to Allen Systems Group.

Other expenses mainly included losses on foreign currency translation and losses in connection with financial investments. In particular, expenses of Euro 1.5 million relating to adjustments to investments impacted other income. Short-term financial investments were adjusted by Euro 0.7 million, and the investment in e-Security Inc. was adjusted in full by Euro 0.8 million.

Pre-Tax Income and Income Taxes

In the fiscal year 2001, our pre-tax loss rose by Euro 5.8 million to Euro 7.2 million, in contrast to a loss of Euro 1.4 million posted in fiscal 2000. This is largely due to the exceptional items and one-off charges discussed in the previous sections.

Within the Group this has resulted in a negative tax rate of 46.5%, due to the tax-related non-deductibility of expenses, the payment of tax arrears in connection with an external tax audit and the under-par performance of the Tantia companies. Based on the current situation, we do not expect in the foreseeable future to be able to offset loss carryforwards with earnings, thus reducing taxable income. Therefore, no deferred tax asset has been recognized for these loss carryforwards. As a result, the Beta Systems Group incurred an overall tax expense, despite the fact that we posted a consolidated loss.

Net Income

In fiscal 2001, the Group posted a net loss of Euro 10.5 million, i.e. Euro 2.66 per share. In the preceding year the net loss was Euro 1.6 million, or Euro 0.41 per share.

Assets and Financial Position

As of December 31, 2001, the company had cash and cash equivalents of Euro 13.7 million, compared with Euro 9.4 million on December 31, 2000. The increase in cash and cash equivalents was due to positive cash flow from continuing operating activities. This includes the return of withholding tax payments recognized in 2000. Cash flow from operating activities amounted to Euro 8.7 million, as opposed to Cash used in operating activities of Euro 2.4 million in 2000. As of December 31, 2001, shareholders' equity stood at Euro 28.5 million, as compared to Euro 38.5 million in 2000. The equity ratio as of December 31, 2001, was 56.1%, in contrast to 67.4% in 2000.

Capital expenditures on fixed assets amounted to Euro 1.6 million in the fiscal year 2001 (2000: Euro 0.8 million). This mainly consisted of hardware and software product development costs. Overall, capital expenditures fell by Euro 2.8 million – down from Euro 7.1 million to Euro 4.3 million.

As in the previous year, cash flow from financing activities was more or less balanced. Overall, cash and cash equivalents showed an improvement of Euro 4.3 million, taking the total figure to Euro 13.7 million. The Group paid no dividend to shareholders in 2001, and no dividend payment to shareholders is planned for 2002.

The 21% year-on-year increase in receivables – i.e. Euro 3.7 million as of December 31, 2001 – is the direct result of revenue growth achieved in December 2001. The increase in deferred income by Euro 5.9 million, up from Euro 4.8 million to Euro 10.7 million, is due to billing in December 2001 for maintenance services to be carried out in 2002.



Human Resources

As of December 31, 2001, the entire Beta Group employed 334 members of staff, of whom 213 were located in Germany, 54 in the rest of Europe and 67 in North America. In the fiscal year 2001, the average number of staff within the Group was 320 employees, in contrast to 336 in the same period last year.

Employee Structure (Regions)


20%
16%
64%
Germany
Europe
North America

Employee Structure (Functions)


18%
36%
46%
Sales, Marketing & Services
Research & Development
Administration & Management

Restructuring activities in the sales department resulted in a considerable turnover of personnel. Around 36% of staff are employed in sales, marketing and professional services; 46% are in research, development and quality control; and 18% are employed in management and administration.

Evaluation of Risks to Future Development

Operating globally in the area of software development and software distribution, Beta Systems is exposed to a number of risks that are inextricably linked to the commercial activities of the company.

The risk management system deployed by Beta Systems is designed to exploit opportunities in the most effective manner and to take concomitant risks only if a corresponding added value can be derived from the opportunity presented to us. Therefore, risk management is an integral part of the business processes and corporate decision-making of Beta Systems. The Management Board is responsible for formulating fundamental risk guidelines, which are subsequently implemented by our team of managers. Our subsidiaries and business units are also responsible for risk management, in accordance with the fundamental risk guidelines established for the entire Group.

In order to measure, control and monitor risk, we have set up a number of targeted management and control systems. They include standardized cross-company planning, reporting and forecasting processes. Risks, counteracting measures and the attainment of corporate objectives are assessed on a regular basis, and the Management Board and Supervisory Board are informed of material risks as soon as possible. There are a number of risks that can affect the commercial progress of the company, as well as its financial and earnings situation. In addition to the risks described in the following section, there are other risks that may also affect the commercial development of the company, irrespective of the fact that they are currently not deemed to be of material importance.

Beta has insurance policies for potential claims and liability risks, and these are designed to ensure that the financial consequences of potential risk-related damages are minimized or completely averted. The scope of the aforementioned insurance policies is reviewed on a regular basis and adjusted if necessary.



Significant risks monitored by the risk management systems of Beta Systems:

Market Risk

Global product markets are characterized by intense competition. This applies to prices, the quality of products and services, development and time-to-market cycles, as well as customer service. Competition is of particular importance when it comes to newly developed products for Open Systems server environments in the area of Storage and Document Management under UNIX and Windows NT. Within this area, the company is exposed to a subtantial level of income risk induced by the general vagaries of sales. This risk is compounded by the considerable initial expenditure requirements including, market development, rollout and penetration costs. Beta Systems is also faced with considerable price competition and pricing pressures in its respective business segments. In particular, we have noted a growing trend in the software sector toward pricing methods based on usage models, as opposed to the more traditional capacity-based pricing. Furthermore, there is always the danger of a sudden market crash or declining growth rates resulting from extraordinary occurrences, as highlighted by the events of September 11.

The current economic malaise has already had an impact on business development in the third and fourth quarters. It is against this background that we have stepped up our comprehensive cost reduction and restructuring measures (in accordance with the "Eight-Step" program) and also recognized impairment charges. We believe the future success of our company depends on the effective implementation of this incisive turnaround program. We also recognize the economic climate in North America is of immense importance, particularly as it directly influences the revenue and income performance of our subsidiary Tantia Technologies Inc.

Fluctuations, Seasonality of License Revenue

In the fiscal year 2001, 44% (2000: 46%) of license revenue was generated in the fourth quarter. The maturity, volume and form of customer-specific license agreements are crucial to Beta Systems' performance. Many of the agreements cover high sales volumes, and the sales cycles of Beta Systems products are often 12 to 18 months and, at times, difficult to predict. In connection with this, Beta Systems cash and cash equivalents will decrease in the course of the fiscal year. Recognizing this trend, we are accelerating project activities and improving our sales incentive systems to achieve more evenly distributed operations across the individual quarters. Having said this, the risk with regard to revenue and income still remains. In terms of total revenues, the aforementioned risk is put into perspective when one considers our expanded maintenance activities – an area that is much more stable and less susceptible to seasonal fluctuations. Taking this into account, we achieved 35% (2000: 37%) of overall revenue in the fourth quarter.

Human Resources Risk

Beta Systems operates in a fast-track environment in which companies are constantly competing to attract highly qualified staff. This applies to personnel with scientific, technical or sector-specific qualifications that may be of value when it comes to developing innovative technologies and products. The success of our company partially depends on whether the company will be able to recruit, integrate and retain qualified staff in the future. We are committed to maintaining close links with universities in order to attract and retain new members of staff. In addition, we offer a number of internal staff development schemes, an attractive remuneration package and a thorough induction and integration program for newly recruited employees.

Product Concentration

In the fiscal year 2001, 69% (2000: 63%) of revenue was generated by three products (Beta 93, Beta 92 and Beta 91). Any influencing factor that has a detrimental effect on pricing or demand for these products may, in turn, impact the state of affairs of the company, which includes our assets, our financial situation and income. The future attractiveness of these products, which are closely linked to IBM's OS/390 environment, largely depends on the innovative prowess and the business strategy of IBM and other major hardware and software manufacturers.

International Business Activities

Beta Systems serves customers via local subsidiaries, in the pan-European arena as well as in North and South America and the Pacific Rim. In view of the fact that an increasingly large proportion of revenue will stem from international activities, the Beta Systems Group, together with its subsidiaries, is subject to the risks generally associated with international transactions, including currency risks. Beta Systems is monitoring these risks and will deploy appropriate measures if this is deemed necessary.

Outlook for Fiscal Year 2002

The management of Beta Systems is confident that the restructuring measures already initiated in accordance with the "Eight-Step" turnaround program will be successfully implemented and that the program will produce the desired bottom-line results, particularly from improved operating activities. By limiting one-off expenses to fiscal 2001 and by achieving solid revenue growth in excess of that seen in the previous year, we expect to post a positive year-end result for the fiscal year 2002.

The Management Board



This Report contains forward-looking statements based on underlying assumptions and estimates by the management of Beta Systems Software AG. Although we are of the opinion that these forward-looking statements are realistic, there can be no assurance that our expectations, beliefs or projections are correct, will materialize or be achieved or accomplished. The forward-looking statements and assumptions contained herein may be subject to risks or uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Factors that could cause actual results to differ materially from those discussed in forward-looking statements are, among others, changes in economic conditions and our business-related environment, changes in exchange rates and interest rates, introduction of competing products, lack of demand for or interest in new products or services, as well as changes with regard to the company's strategy. Beta Systems disclaims any obligation to update any forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT FROM THE SUPERVISORY BOARD

The Supervisory Board executed its duties based on legal and statutory parameters. In five meetings during the last year, the Supervisory Board has been instructed by the Executive Board in detail about the situation and development of the company.

The Executive Board reported to the Supervisory Board on corporate planning for the fiscal years 2001 to 2006 and on related product and market strategies and responded to queries. The reports covered especially the business development of the subsidiary Tantia Technologies in North America and actions related to that. Another focal point of reporting was the status, progress and results of the „Eight-Step" turnaround program in order to restructure and reorganize Beta Systems Software AG. In addition, the Executive Board provided written and verbal reports on principle questions of the company's policies to the Supervisory Board.

Effective January 1, 2001 the Supervisory Board appointed Karl-Joachim Veigel as the Chief Executive Officer of the company. The previous Spokesperson and Member of the Executive Board, Christiane Hotz-Firlus, resigned from the Board and left the company at the beginning of 2001.

The bookkeeping, the annual accounts and the status report of Beta Systems Software AG have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, and been given an unrestricted audit certificate. In the presence of the auditors the Supervisory Board noticed and approved the results of this audit on its meeting on March 11, 2002.

After finishing its examination, the Supervisory Board has no objections against the annual accounts and the status report.

The Supervisory Board approves the annual accounts put up by the Executive Board.

The group accounts have been put forward by the Executive Board in line with the accounting principles generally accepted in the USA (GAAP), and audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin. The group accounts and the auditor's report have been explained in detail and presented to the Supervisory Board.

The Supervisory Board wants to thank the Executive Board and the employees of the Beta Systems Group for their engagement in the business year 2001.

Berlin, March 2002

The Supervisory Board

Harald J. Joos
(Chairman)

INDEPENDENT AUDITOR'S REPORT (TRANSLATION)

We have audited the consolidated financial statements, comprising the consolidated balance sheets, and the related consolidated statements of operations, shareholders' equity, and cash flows as well as the notes to the consolidated financial statements prepared by Beta Systems Software Aktiengesellschaft, Berlin for the business year from January 1, 2001 to December 31, 2001. The preparation and the content of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US-GAAP) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit.

The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with accounting principles generally accepted in the United States of America.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from January 1, 2001 to December 31, 2001, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1, 2001 to December 31, 2001 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Berlin, February 26, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr Schindler	Geisler
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31, (EUR in thousands, except per share amounts)	2000	2001
Revenues:		
• Product license	19,771	20,702
• Maintenance	18,508	21,388
• Service	2,947	2,890
• Total revenues	41,226	44,980
Cost of revenues:		
• Product license	3,862	6,360
• Maintenance	6,188	5,542
• Service	2,182	1,961
• Total cost of revenue	12,232	13,863
Gross profit	28,994	31,117
Operating expenses:		
• Selling	15,456	16,730
• General and administrative	8,528	10,592
• Research and development	6,446	6,586
• Amortization of intangible assets	814	3,702
• Severance payments	473	830
• Non-recurring items	0	4
• Total Operating expenses	31,717	38,444
Operating loss	(2,723)	(7,327)
Other income (expense), net	526	(524)
Interest income, net	774	630
Loss before income taxes and minority interests	(1,423)	(7,221)
Income tax expenses	197	3,360
Minority interest in earnings of subsidiary	0	(76)
Net loss	(1,620)	(10,505)
Net loss per ordinary share		
• Basic and diluted	(0.41)	(2.66)
Weighted average number of shares used to compute loss per ordinary share		
• Basic and diluted	3,951,476	3,947,122

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(EUR in thousands, except per share amounts)	Ordinary Shares Number of Shares Issued	Ordinary Shares Nominal Amount	Capital in excess of par value
Balance December 31, 1999	3,963,427	10,132	37,580
Issuance of ordinary shares	7,133	19	19
Net loss	-	-	-
Other comprehensive income, net of tax effect			
• Unrealized gains on investment securities	-	-	-
• Currency translation adjustments	-	-	-
Other comprehensive income	-	-	-
Comprehensive loss	-	-	-
Compensation related to stock options vesting	-	-	1,024
Balance December 31, 2000	3,970,560	10,151	38,623
Issuance of ordinary shares	4,371	11	36
Net income	-	-	-
Other comprehensive income, net of tax effect			
• Unrealized gains on investment securities	-	-	-
• Currency translation adjustments	-	-	-
Other comprehensive income	-	-	-
Comprehensive loss	-	-	-
Compensation related to stock options vesting	-	-	57
Balance December 31, 2001	3,974,931	10,162	38,716

See accompanying notes to consolidated financial statements.

Unearned Deferred Compensation	Accumulated Other Comprehensive income	Accumulated Deficit	Comprehensive Loss	Treasury Stock Number of Shares	Treasury Stock Amount, at Cost	Total Shareholders' Equity
(594)	1,931	(9,320)		(12,477)	(255)	39,474
-	-	-		-	-	38
-	-	(1,620)	(1,620)	-	-	(1,620)
-	-	-	1	-	-	-
-	-	-	293	-	-	-
-	294	-	294	-	-	294
-	-	-	(1,326)	-	-	-
(669)	-	-		-	-	355
(1,263)	2,225	(10,940)		(12,477)	(255)	38,541
-	-	-		(47,828)	(164)	(117)
-	-	(10,505)	(10,505)	-	-	(10,505)
-	-	-	28	-	-	-
-	-	-	107	-	-	-
-	135	-	135	-	-	135
-	-	-	(10,370)	-	-	-
392	-	-		-	-	449
(871)	2,360	(21,445)		(60,305)	(419)	28,503

CONSOLIDATED BALANCE SHEETS

At December 31, (EUR in thousands, except per share amounts)	2000	2001
Current assets:		
∘ Cash and cash equivalents	9,399	13,658
∘ Marketable securities available for sale, at fair value	2,775	1,342
∘ Accounts receivable, less allowances:		
- (2000: TEUR 697; 2001: TEUR 841)	18,158	21,863
∘ Prepaid expenses and deferred charges	781	554
∘ Deferred income taxes	1,093	738
∘ Other current assets	5,054	3,153
∘ Total current assets	37,260	41,308
∘ Property and equipment, net	2,291	2,899
∘ Intangible assets, net	3,809	339
∘ Capitalized software development costs, net	7,941	3,205
∘ Deferred income taxes	2,666	514
∘ Other assets	3,215	2,551
∘ Total assets	57,182	50,816
Current liabilities:		
∘ Short-term debt	12	0
∘ Accounts payable	1,225	1,142
∘ Deferred revenue	4,801	10,698
∘ Income taxes payable	974	379
∘ Deferred income taxes	1,184	854
∘ Accrued expenses and other current liabilities	6,636	7,937
∘ Total current liabilities	14,832	21,010
Long-term debt	0	63
Pension obligation	1,306	794
Deferred income taxes	907	558
Other liabilities	1,596	0
Total liabilities	18,641	22,425
Minority interest	0	(112)
Shareholders` equity		
∘ Ordinary shares, EUR 2.56 imputed nominal value, 2000: 3,970,560 shares issued and 3,958,083 shares outstanding; 2001: 3,974,931 shares issued and 3,914,626 shares outstanding	10,151	10,162
∘ Capital in excess of par value	38,623	38,716
∘ Unearned deferred compensation	(1,263)	(871)
∘ Accumulated deficit	(10,940)	(21,445)
∘ Accumulated other comprehensive income	2,225	2,360
∘ Less treasury stock at cost: 12,477 shares in 2000 and 60,305 in 2001	(255)	(419)
∘ Total shareholders` equity	38,541	28,503
∘ Total liabilities and shareholders` equity	57,182	50,816

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, (EUR in thousands)	2000	2001
Operating activities		
Net loss	(1,620)	(10,505)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
• Depreciation and amortization	5,416	10,758
• Loss (gain) on sale of equipment	15	(95)
• Deferred compensation	355	392
• Deferred taxes	(995)	1,827
• Foreign currency gains and losses	423	(177)
• Minority interest	0	(112)
• Loss on sale of investment securities	1,017	1,460
• Changes in assets and liabilities, net of amounts acquired:		
- Increase in accounts receivable	(1,602)	(3,706)
- Decrease in accounts payable	(197)	(84)
- Increase (decrease) in deferred revenue	(43)	5,897
- Change in other assets and liabilities including current tax	(5,194)	3,030
Net cash provided by (used in) operating activities	(2,425)	8,685
Investing activities		
• Purchases of property and equipment	(782)	(1,886)
• Proceeds from sales of property and equipment	63	60
• Capitalization of software development costs	(1,598)	(1,045)
• Cash paid for acquisitions and purchase of marketable securities	(4,801)	(1,460)
Net cash used in investing activities	(7,118)	(4,331)
Financing activities		
• Net change in short-term borrowings	(24)	(12)
• Proceeds from issuance of ordinary shares, net of cost	38	104
• Repurchase of shares	0	(164)
• Proceeds from issuance of long-term-debt	0	63
• Repayment of long-term debt	(130)	0
Net cash used in financing activities	(116)	(9)
Effect of exchange rate changes on cash	(666)	(86)
Increase (decrease) in cash and cash equivalents	(10,325)	4,259
Cash and cash equivalents at beginning of year	19,724	9,399
Cash and cash equivalents at end of year	9,399	13,658
Supplementary cash flow disclosures:		
• Cash paid for taxes	2,903	1,714
• Cash paid for interest	217	39

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Beta Systems Software Aktiengesellschaft and subsidiaries ("Beta Systems" or the "Company") develops, markets and supports enterprise automation software solutions for mainframe computers and other hardware managed by information systems departments of large corporations, government agencies and other organizations. The Company's products are designed to increase the productivity of data centers by automating manual tasks and optimizing the use of hardware resources. The Company's products feature a common comprehensive architecture which facilitates the development and integration of the Company's products across applications. The Company's principal offices are located in Berlin, Germany, and subsidiaries are located throughout Europe and North America and Australia.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (US-GAAP).

Principles of Consolidation

All companies in which Beta Systems has legal control are fully consolidated. The effects of intercompany transactions have been eliminated.

Foreign Currencies

The balance sheets of foreign subsidiaries have been translated to Euro on the basis of period-end exchange rates, while the income statements have been translated using average exchange rates during the period. Cumulative translation adjustments are reported as a separate component of accumulated other comprehensive income. Foreign currency transaction gains (losses) included in the statements of operations amount to EUR (423) and EUR 177 in 2000 and 2001, respectively.

Revenue Recognition

Product license revenue, consisting of new product licenses, version upgrades and CPU upgrades, is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a licensing agreement includes multiple elements, revenues are allocated to those elements based on vendor specific objective evidence of fair value. Maintenance revenue is recognized ratably over the maintenance period. Service revenue consists principally of installation and training and is recognized as the services are performed.

Research and Development and Capitalized Software Development Costs

Research and development costs are charged to expense as incurred. Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time further development costs are capitalized. Capitalization of costs ceases when the product is available for general release to customers. Capitalized software development costs are amortized each reporting period by the greater of (i) the straight-line method over the estimated useful life of the software (normally five years) or (ii) the ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software.

At each balance sheet date unamortized capitalized software development costs are compared to net realizable values of those products to determine whether an impairment exists. If an impairment has occurred, the amount by which the unamortized capitalized software development costs exceeds the net realizable value (the present value of future estimated sales of the products less costs to sell) of that asset is written off.

Advertising Costs

Advertising costs are charged to expense as incurred. The Company incurred advertising costs of EUR 1,024 and EUR 465 in the fiscal years 2000 and 2001 respectively.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid certificates of deposit and investments with original maturities of three months or less.

(EUR in thousands, except per share amounts)

Property and Equipment

Property and equipment is valued at acquisition cost and subsequently depreciated using the straight-line and accelerated methods over the assets' useful lives as follows: building improvements – 5 to 10 years; computer equipment – 3 to 5 years; facilities and office equipment – 3 to 10 years.

Intangible Assets

Intangible assets including goodwill are valued at acquisition cost and amortized over their useful lives of 4 to 10 years. At each reporting date the Company assesses the recoverability of its goodwill based upon projected future cash flows.

Other Assets

Other assets include an investment intended to fund a portion of the Company's pension obligations. The Company accounts for such investment at cash surrender value. In addition, other assets include tax receivables.

Marketable equity securities

In accordance with SFAS No. 115 the Company has classified these securities as "available-for-sale" and reports them at fair value based on market quotations. Unrealized holding gains and losses are accounted for as other comprehensive income and accumulated as a separate component of shareholders' equity until realized. A decline below cost in the market value of any available-for-sale security that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings, and a new cost basis is established.

Fair Value of Financial Instruments

Financial instruments of the Company consist preliminary of cash and cash equivalents, marketable securities, account receivable, accounts payable, accrued liabilities and long-term debt. The fair value of long-term debt does not vary materially from its carrying value. The carrying value of other financial instruments approximates their fair value because of the short maturity of such instruments.

Stock Option Plan

The Company accounts for its stock incentive plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made, as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Net Loss Per Share

Basic net loss per ordinary share has been calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during each period. Diluted net income per ordinary share has been calculated in accordance with SFAS No. 128 to reflect the effect of dilutive securities. The effect of stock options in 2000 and 2001 was not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements for prior years to conform to the 2001 presentation.

(EUR in thousands, except per share amounts)

2. ACQUISITION OF HARBOR SYSTEMS MANAGEMENT, LTD.

On December 31, 1998, the company acquired HARBOR Systems Management Ltd., Calgary, Alberta, Canada ("HARBOR") for a total purchase price of approximately EUR 17,266. Notes payable entitled the holders to an aggregate of 25% of the net revenues of Beta Canada up to the 3-year-period ending December 31, 2001. The notes are payable annually up to a maximum earn-out of EUR 3,835. The remaining liability of EUR 1,321 is due on March 31,2002.

The acquisition was accounted for according to the purchase method. The amount by which the purchase price exceeded the fair value of assets and liabilities acquired was allocated to goodwill. Continuing weak economic and trade performance in the US market sectors has prompted the board to re-evaluate its US/Canadian investment, resulting in an impairment of the Canadian goodwill (see Note 8).

In November 2000, the Investment in Beta Canada, was transferred to Tantia Technologies Inc., USA. Subsequently, Beta Canada was renamed Tantia Technologies, Inc., Canada.

3. RESTRUCTURING OF UNITED STATES OPERATIONS

Effective January 17, 2000, pursuant to an Asset Purchase Agreement dated December 3, 1999 by and between the Company and Allen Systems Group, Inc. ("ASG"), the Company sold to ASG all of the assets of the Workload Products Business, and all products, rights or modules associated with these products, representing substantially all of the Company's operations in the United States at the time.

In addition, ASG assumed certain liabilities of the Company, consisting primarily of lease obligations and obligations to perform future maintenance on the products sold. The Company was responsible for any and all severance consequences in respect of any of the Company's employees not hired by ASG.

The Company also entered into a non-compete agreement with ASG. For a period of 5 years the Company will not engage in a business or enterprise involved in the development or marketing of any competing computer software acquired through ASG. During this period the Company will not disrupt or attempt to disrupt any relationship between ASG and its customers, suppliers, consultants, officers or employees.

The purchase price is paid to the Company in the form of a 30% contingent royalty on all revenues associated with the Company's products until such time as the purchase price is paid in full. Sales proceeds relating to the agreement are first included in the Company's operative results in 2000 and are recognized under the installment method of accounting. To date EUR 2,271 has been recognized.

The net assets sold are being deferred and expensed as royalty payments become due. The remaining balance amounts to EUR 1,055 at December 31, 2001.

The Company and ASG terminated their Distribution agreement on January 1, 2001, which resulted in a significant increase in revenues in North America as the Company assumed maintenance agreements previously held by ASG.

4. MARKETABLE SECURITIES-AVAILABLE FOR SALE

In 2000, the Company purchased a convertible bond at a nominal value of EUR 3,000. In December 2001, the issuer exercised the option to redeem the bond by issuing Telekom shares. Based on the new cost basis of 19.05 EUR per shares, the shares are valued at EUR 1,270. In addition, in 2000 shares in e-Security, Inc., USA in the amount of EUR 748 were acquired. Due to the uncertainty regarding the ultimate recovery of the investment, the company has entirely written off the e-Security shares, as the decline was deemed to be as other than temporary.

(EUR in thousands, except per share amounts)

At December 31, (EUR in thousands)	2000	2001
Convertible Bond	1,983	-
Telekom shares	-	1,293
e-security shares	748	-
Other	44	49
	2,775	1,342

5. ROLL-FORWARD OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

At December 31, (EUR in thousands)	2000	2001
Beginning Balance	1,379	697
• Provision	158	377
• Charge-off	(841)	(233)
Ending Balance	697	841

6. OTHER CURRENT ASSETS

At December 31, (EUR in thousands)	2000	2001
Tax Receivables	4,333	1,907
Receivable due from Pension Fund	-	511
Other	721	735
	5,054	3,153

Tax Receivables

According to German income tax legislation royalty payments to foreign subsidiaries are subject to royalty withholding taxes payable in Germany. In respect of the period 1996 to date, EUR 3,170 were paid to the German tax authorities in 2000. Due to the double taxation agreements between Germany and the USA EUR 1,610 were refunded by German tax authorities in 2001.

In 2001, 2,397 EUR remain as refundable withholding tax. Due to the net loss of Beta Systems Software AG, the Company has recorded prepaid taxes of EUR 194 as tax receivables. Additionally, as a result of the local tax audit, covering the years 1996 – 1999, an additional payment of EUR 684 is due in first quarter of 2002. This amount was accrued as tax payable and offset with tax receivables.

7. PROPERTY AND EQUIPMENT

At December 31, (EUR in thousands)	2000	2001
Acquisition Costs:		
• Leasehold improvements	394	1,051
• Computer equipment	5,177	6,118
• Facilities and office equipment	1,467	1,187
	7,038	8,356
Accumulated depreciation	4,747	5,457
Property and equipment, net	2,291	2,899

Depreciation expenses charged to the statements of operations amounted to EUR 1,367 and EUR 1,318 in 2000 and 2001, respectively.

(EUR in thousands, except per share amounts)

8. INTANGIBLE ASSETS

At December 31, (EUR in thousands)	2000	2001
Capitalized amounts:		
◦ License right	435	435
◦ Goodwill	6,739	6,739
	7,174	7,174
Accumulated amortization	3,365	6,835
Intangible assets, net	3,809	339

The Company took a one-time non-cash charge of EUR 3,275 of the Canadian Goodwill. The measurement of the impairment is based on the ability to recover the balance of goodwill from expected future operating cash flows. The difference between the carrying amount of the goodwill and the estimated future discounted cash flows was charged to income from operations.

9. CAPITALIZED SOFTWARE DEVELOPMENT COSTS

In August 1998, Beta Systems acquired the exclusive rights to the source code of an automated tape library manager, from Diacom Software LLC ("Diacom"), Ashland, Oregon, a United States based developer of data center automation software. The purchase price – US $2,250 (EUR 1,989) – has been capitalized as software development costs at the date of acquisition. As of December 31, 2001, the purchase price was paid in full.

In 2000 and 2001, the Company recorded an impairment charge in the amount of EUR 293 and 509, respectively.

The Company is committed to paying Diacom royalty fees in the amount of 25% of all related licensing and maintenance revenues, up to a maximum royalty amount of US $7,750. Royalty fees are being expensed by the Company as incurred.

Pursuant to FAS 86, the Company evaluated the recoverability of the capitalized software costs, which resulted in a write down of EUR 2,648.

Amortization expense related to capitalized software costs amounted to EUR 2,941 and EUR 5,737 in 2000, and 2001 respectively.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

At December 31, (EUR in thousands)	2000	2001
Payment due to Diacom Software LLC	134	0
Other taxes payable and social security	2,271	2,710
Accured payroll and travel expenses	1,874	2,682
Earn out due related to acquisition of Beta Canada	1,309	1,321
Other accrued liabilities	1,048	1,224
	6,636	7,937

(EUR in thousands, except per share amounts)

11. INCOME TAXES

Income (loss) before income taxes is attributable to the following geographic locations:

Year Ended December 31, (EUR in thousands)	2000	2001
Germany	435	3,425
Non-German	(1,856)	(10,646)
	(1,421)	(7,221)

The provision for income taxes (benefit) follows:

Year Ended December 31, (EUR in thousands)	2000	2000
Current tax:		
• Germany	(208)	767
• Non-German	1,389	620
	1,181	1,387
Deferred tax:		
• Germany	(57)	1,622
• Non-German	(927)	351
	(984)	1,973
	197	3,360

Starting in 2001, the corporate tax in Germany was reduced from 40% on undistributed earnings and 30% on distributed earnings to a uniform rate of 25% plus a surcharge of 5.5%. This measure affected the Company in its tax year beginning January 1, 2001. Thus, temporary differences equalizing in a period exceeding 2000 have been calculated by the new tax rate.

A reconciliation of income taxes determined using the German federal statutory rate of 26.38% (2000: 42.20%) plus the after federal tax benefit rate for trade taxes of 17.29% for a combined statutory rate of 39.11% (52.20% prior to 2001) is as follows:

Year Ended December 31, (EUR in thousands)	2000	2001
Expected credit for income taxes	(742)	(2,824)
Foreign tax rate differential	(108)	(71)
Non-deductible expenses, including goodwill	131	2,275
Change in valuation allowance	1,258	3,236
Effect of change in income tax rate	(302)	19
Result of tax audit of prior years	-	684
Other	(40)	41
Actual provision for income taxes	197	3,360
Effective rate	(13.9%)	(46,5%)

In 2001, Beta Systems Software AG was subject of a local tax audit covering the years 1996 through 1999. As a result, an additional payment of income taxes was assessed by the tax authorities.

(EUR in thousands, except per share amounts)

Deferred income tax assets and liabilities are summarized as follows:

At December 31, (EUR in thousands)	2000	2001
Deferred tax assets relating to:		
◦ Intangible assets	156	-
◦ Deferred revenue	636	323
◦ Net operating loss carry forward	3,730	4,927
◦ Accounts receivable	298	473
◦ Pension liabilities	66	110
◦ Other assets	159	(58)
	5,045	5,775
Valuation allowance	(1,287)	(4,523)
	3,758	1,252
Deferred tax liabilities relating to:		
◦ Capitalized software development costs	907	558
◦ Deferred revenue	892	285
◦ Current liabilities	121	450
◦ Unrealized foreign currency gains	171	119
	2,091	1,412
Net deferred tax assets (liability) per balance sheet	1,667	(160)

Deferred tax assets and liabilities are reflected in the consolidated balance sheets as follows:

At December 31, (EUR in thousands)	2000	2001
Deferred tax assets:		
◦ Current	1,093	738
◦ Non-Current	2,665	514
	3,758	1,252
Deferred tax liabilities:		
◦ Current	1,184	854
◦ Non-Current	907	558
	2,091	1,412
Net deferred tax assets (liabilities)	1,667	(160)

A deferred tax valuation allowance has been established at December 31, 2000 for the Canadian NOLs, and in addition for the NOL's of Tantia USA in 2001, to reduce them to net carrying amounts that the Company believes are more likely than not to be recovered in the future. At December 31, 2001, the Company had net operating loss carry forwards of EUR 5,567 for various entities expiring at various times through 2021.

Deferred tax liabilities have not been recognized on unremitted earnings of non-German subsidiaries intended to be indefinitely reinvested. Such earnings may become taxable under certain circumstances, such as dissolution or sale of such subsidiary. Determination of the amount of unrecognized deferred tax liabilities is not practicable.

(EUR in thousands, except per share amounts)

12. EMPLOYEE BENEFIT PLANS

The Company provides limited defined benefit pension benefits to certain of its key current and former employees. The benefits are based upon years of service and salary earned.

Although the Company is not required under German law to maintain separate plan assets, the Company maintains two insurance policies to cover its pension obligations. The cash surrender value of these policies is included in other assets. As a result of the retirement of one of the Company's former key persons an amount of EUR 511 was reclassed to other current assets.

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations follows:

	2000	2001
Discount rate	6.25%	6.00%
Long-term rate of increase in remuneration	6.12%	6.12%

A reconciliation of the beginning and ending balances of the benefit obligation and a summary of the net periodic pension cost included in the statement of operations follows:

(EUR in thousands)	2000	2001
Benefit obligation, beginning of year:	1,224	1,306
Periodic pension cost:		
◦ Service cost: present value of benefits earned during the year	9	9
◦ Interest cost on projected benefit obligation	68	78
◦ Amortization of transition obligation and prior service cost	5	36
◦ Total net periodic pension cost	82	123
◦ Settlement	0	635
Pension obligation, end of year	1,306	794

In 2001, the Company reached a settlement with two plan participants agreeing to make a lump-sum cash payment to these two participants in exchange for their rights to receive pension benefits. No gain or loss resulted from the settlement of the pension obligation.

The Company also operates a defined contribution plan at its subsidiary in United Kingdom, to which the Company makes discretionary contributions. The total expense related to the Company's defined contribution plans in 2000 and 2001 was EUR 89, and EUR 124 respectively.

13. LONG-TERM DEBT INCLUDING CURRENT PORTION

As of December 31, 2001, long-term debt, including current portion, consists of a bank borrowing (EUR 4) and convertible bonds (EUR 58). The convertible bonds bear interest at 4.5%. The bonds, which are convertible into 235,400 ordinary shares, are due in 2006.

14. STOCK OPTION PLANS

On February 10, 1997, the Company adopted a stock incentive plan for its employees and members of its Management Board (the "Plan"). A grant under the Plan consists of a convertible bond and, for non-management employees, a corresponding non-recourse loan secured solely by the bond with respect to which it was made. Bonds convertible into a total of 400,000 Ordinary Shares are authorized for issuance under the Plan. The grant recipients and the terms

(EUR in thousands, except per share amounts)

of the awards under the Plan are determined by the Management Board of the Company and, for awards to members of the Management Board, by the Supervisory Board of the Company.

On February 10, 1997, the Supervisory Board of the Company authorized the grant of bonds under the Plan which if converted would result in the issuance of 196,640 Common Shares at a weighted average exercise price of EUR 21.73 per share (first tranche). The Bonds were granted on June 25, 1997. In June 1998, a second tranche of bonds were granted which if converted would result in the issuance of 196,640 Ordinary Shares at a weighted average exercise price of EUR 27.61 per share. Bonds granted to date generally are exercisable over a five-year period beginning in 1998 (first tranche) and 1999 (second tranche) during the two-week period following the annual Shareholders' meeting.

Following the launch of Tantia Technologies, Inc. at the beginning of the second quarter of 2000, the Company adopted the Tantia Technologies, Inc. 2000 Stock Option Plan for its employees and members of the Management Boards of Beta entities world-wide (the "Plan") on 11 May 2000. 2,500,000 options to purchase Common Stock were authorized to be awarded under the Plan, 985,000 of which are recipients in Europe.

The awards of the options were allocated by the Management Board of the Company and, for awards to members of the Management Board, by the Supervisory Board of the Company.

As of December 31, 2001 a total of 1,297,200 and 953,088 options were issued to recipients in America and Europe respectively, at an exercise price of US$ 1.00 per option. The options vest after three years, and expire upon termination of employment with the company or a Beta-subsidiary during the vesting period.

As of December 31,2001 48,750 Options granted under this plan were exercised.

The Company adopted two further stock incentive plan for its employees and members of its Management Board (the "Plan") in third quarter of 2000 and 2001. A grant under the Plan consists of a convertible bond and, for employees, a corresponding non-recourse loan secured solely by the bond with respect to which it was made. Bonds convertible into a total of 130,000 (2000: 187,500) Ordinary Shares are authorized for issuance under the Plan. The bond recipients and the terms of the awards under the Plan are determined by the Management Board of the Company and, for awards to members of the Management Board, by the Supervisory Board of the Company. Under the plan, options vest after three years and may only be exercised if the Company's stock price has increased by 50% from the date of grant and 10% over the most recent year up to the date of the exercise. To date, 547 (2000: 630) options, convertible to 200 shares, have been granted at an exercise price of EUR 2.98 (2000: EUR 8.22).

On July 14, 2000, the Company adopted an Employee Share Acquisition Plan for its employees in Germany and Europe, excluding employees from country manager level upwards. Aggregate share volume consists of 200,000 shares from authorized capital, which are to be offered to employees in a series of annual tranches over the next 5 years. For the first tranche, eligible employees could purchase, subject to respective terms and taxation conditions, shares at fair value of EUR 307 at a purchase price of EUR 153 or, for 500 shares at fair value less 30%. For the second tranche, 11 eligible employees elected to subscribe to 4,371 shares at a purchase price of EUR 2.70 per share (30% discount). The discount was awarded on the basis of the market price of EUR 3.85 per share at close of business on September 7, 2001.

A summary of the status of the Company's stock options (except options of Tantia) as of December 31, 2000 and 2001, and changes during the years ended on those dates is presented on the next page:

(EUR in thousands, except per share amounts)

	2000		2001	
	Shares	Weighted Average Exercise Price in EUR	Shares	Weighted Average Exercise Price in EUR
Options outstanding beginning of year	214,676	25.14	298,324	15.66
◦ Granted	123,533	8.05	123,371	3.38
◦ Canceled	(32,752)	24.98	(57,888)	21.10
◦ Exercised	(7,133)	5.27	(4,371)	2.70
Options outstanding end of year	298,324	15.66	359,436	10.09
Options exercisable				
- at end of year	-		-	
Weighted average fair-value				
- per option granted during the year	EUR 1.40		EUR 0.53	

A summary of Tantia's stock options as of December 31, 2001 follows:

	2000		2001	
	Shares	Weighted Average Exercise Price in EUR	Shares	Weighted Average Exercise Price in EUR
Options outstanding beginning of year	-	-	1,977,923	1.07
◦ Granted	1,977,923	1.07	798,621	1.12
◦ Canceled	-	-	(477,506)	1.12
◦ Exercised	-	-	(48,750)	0.01
Options outstanding end of year	1,977,923	1.07	2,250,288	1.12
Options exercisable				
- at end of year	-	-	750,096	-
Weighted average fair-value				
- per option granted during the year	-	-	EUR 0.36	-

In connection with grants of the options, the Company has recognized unearned deferred compensation expense of EUR 871 in accordance with APB No. 25. This amount is being amortized over the vesting period.

EUR 170 was amortized for the second tranche of the 1997 stock options plan during the year ended December 31, 2000 and 2001.

In connection with the issue of the employee shares in 2000 and 2001 EUR 23 and EUR 5 was allocated as compensation expense, respectively.

In respect of the Tantia stock options plan, compensation expense of EUR 163 and EUR 222 were booked in 2000 and 2001, respectively.

The aggregate fair value of options granted in Germany in 2000 and 2001 was EUR 162 and EUR 58 respectively, using the Black Scholes options-pricing model with the following assumptions: expected volatility 21% and 35% 2000 and 2001, respectively, expected dividend yield 0%, risk-free interest rate 3,0% and 3,5% % for 1999 and 2000 to 2001 respectively, and expected life 5 years. The Company estimates the fair value of the award at the grant date based

(EUR in thousands, except per share amounts)

on an expected forfeitures rate of 18% per year. The aggregate fair value of options granted through Tantia was EUR 116 (expected volatility 50%, expected dividend yield 0%, risk-free interest rate 6.4%, expected life 4 years).

Had the company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been as follows:

(EUR in thousands, except share amounts)	2000	2001
Net income		
∘ As reported	(1,620)	(10,505)
∘ Pro forma	(1,900)	(10,561)
∘ Tax effect	146	22
	(1,754)	(10,539)
Net income per share - Basic and Diluted		
∘ As reported	(0.41)	(2.66)
∘ Pro forma	(0.44)	(2,67)

15. MINORITY INTERESTS OF SUBSIDIARY

Minority interests in Tantia are held due to the exercise of Tantia's stock options.

At December 31, (EUR in thousands)	2000	2001
Investment in shares of Subsidiary	-	(36)
Minority interests of Net loss	-	(76)
Minority interests in Subsidiary	-	(112)

16. SHAREHOLDERS' EQUITY

On June 7, 1998, the Company's share capital was increased from EUR 4,602 to EUR 9,203 by means of conversion. After this conversion the share capital is increased by 1.800.000 Ordinary Shares (two-for-one stock split).

In 1998, of the first tranche of the 1997-plan, stock options have been converted into 38,492 shares and accordingly, the number of Ordinary Shares outstanding was increased from 3,600,000 to 3,638,492 shares. As a result of the conversion of the convertible bonds in connection with the Harbor acquisition, on May 5, 1999 the Company's share capital was increased from EUR 9,301 to EUR 10,132 by entry in the German Commercial Register. On May 31, 1999 the Company's shareholders approved to increase the authorized capital (Genehmigtes Kapital) to EUR 1,432. In addition, EUR 767 were reserved at December 31, 1999 for issuance of further stock options (Conditional capital, Bedingtes Kapital).

As a result of the Employee share acquisition plan, authorized capital was increased by EUR 19 on December 5 2000 and by EUR 11 to 10,162 on December 14, 2001. The company is authorized according to § 71 paragraph 1 no. 8 of German Stock Corporation Act (AktG) to purchase it's own share to a total value of 10% of the nominal amount of ordinary shares. The authorization to purchase own shares expires November 23, 2002. In 2001, 47,828 shares were repurchased at an average value of EUR 3,43 per share. The shares are allocated as treasury stock in equity. Under German commercial law (Handelsgesetzbuch), the amount of dividends of Beta Systems Software AG available for distribution to its shareholders is based upon the retained earnings of Beta Systems Software AG (the German parent company) as reported in its balance sheet determined in accordance with the German commercial code. At December 31, 2001 Beta Systems Software AG had no retained earnings (Bilanzgewinn und andere Gewinnrücklagen) available

(EUR in thousands, except per share amounts)

for distribution as dividends. Such amount, however, only represents the permissible dividend distributions under German law and is not intended to be distributed by the Company.

17. DISTRIBUTION AND DEVELOPMENT AGREEMENTS

Effective January 17, 2000, pursuant to an Distribution Agreement dated as of December 3, the Company and ASG established non-exclusive, cross-distribution rights for their entire product portfolios. ASG offered Beta Systems products in North America, and Beta distributed ASG products in Europe. Royalty payments were set at 50% of net sales. The agreement with ASG was terminated on January 1, 2001.

In addition, the Company acquired non-exclusive distribution rights for LaserSoft for BETA 93 by Decision Technology Software GmbH, Rüsselsheim in November 2000. LaserSoft offers a wide range of functions for the automatic formatting of documents and reports. The combination of the two products provides an extremely efficient solution for flexible and attractive display and distribution of any type of document across heterogeneous intranets. In February 2001 the Company entered into a software distributor licensing agreement with AK-Industrieinformatik GmbH, Würzburg (Germany). Beta Systems acquired non-exclusive distribution rights of AKI's UNISPOOL-Product exclusive for the territories Germany, Austria and Switzerland. The income from royalties are contingent on revenues and may be increased from currently 30% up to a maximum of 40%. In March 2001, Beta Systems acquired non-exclusive distribution rights of UNISPOOL for Europe excluding Germany, Austria and Switzerland through a software distributor licensing agreement with Holland House B.V., Brakel (Netherlands). Royalty payments will amount to 50% of revenues. UNISPOOL is a solution for management and control of complex print infrastructures within heterogeneous and distributed environments. The main functionalities are print management, print file handling, printfile transfer, distributing and printing. In 2001, EUR 48 were realized with the Unispool product.

18. OPERATING LEASE COMMITMENTS

The total rentals under operating leases, principally for office facilities, data processing and other equipment, expensed in the statements of operations amounted to EUR 2,318 and EUR 1,265 in the years ended December 31, 2000 and 2001, respectively. Future minimum lease payments under operating leases at December 31, 2001 are as follows:

Years ending December 31, (EUR in thousends)	Operating Leases
∘ 2002	2,898
∘ 2003	2,790
∘ 2004	2,614
∘ 2005	2,285
∘ 2006	1,946
∘ Thereafter	9.180
Total minimum lease payments	21.713

No capital lease agreements exist as of December 31, 2001.

19. SEGMENT INFORMATION

As of January 1, 2001, management has realigned group reporting on the basis of the significant lines of business. All entities derive revenues from sales of product licenses as well as maintenance and consulting services. Additionally, entities in Germany, the United States, and Canada engage in research and development activities.

(EUR in thousands, except per share amounts)

Year Ended December 31, 2000	Storage	Data Center	Document Management	Totals
Revenues from external customers	5,523	21,176	14,527	41,226
Intersegment revenues	1,012	3,882	2,662	7,556
	6,535	25,058	17,189	48,782
Interest Income, net	16	386	272	674
Amortization and Depreciation	2,568	1,670	1,779	6,017
Segment net income (loss) before taxes	(3,508)	3,397	(1,467)	(1,578)
Capital Expenditures	209	344	243	796
Segment Assets	27,524	46,408	32,759	106,691
Year Ended December 31, 2001				
Revenues from external customers	5,721	23,035	16,224	44,980
Intersegment revenues	1,186	4,776	3,363	9,325
	6,907	27,811	19,587	54,305
Interest Income, net	62	301	207	570
Amortization and Depreciation	8,103	413	1,491	10,007
Segment net income (loss) before taxes	(8,637)	4,565	451	(3,621)
Capital Expenditures	962	810	571	2,343
Segment Assets	14,405	35,644	25,151	75,200

A reconciliation of the reportable business lines, profit or loss and assets, to the Company's consolidated totals follows:

Year Ended December 31, (EUR in thousands,)	2000	2001
Revenues		
Total revenues for reportable business lines	48,782	54,305
Elimination of intersegment revenues	(7,556)	(9,325)
Consolidated revenues as reported	41,226	44,980
Profit or Loss		
Total operating income (loss) before income taxes for reportable business lines	(1,578)	(3,621)
Unallocated amount of overhead	(1,143)	(3,706)
Other income, net	526	(524)
Interest income, net	774	630
Consolidated loss before income taxes and minority interest as reported	(1,421)	(7,221)
Assets		
Total assets for reportable segments	106,691	75,200
Unallocated assets of overhead	11,830	8,855
Elimination of intersegment assets	(61,593)	(27,225)
Consolidated total as reported	56,928	56,830

20. RISK AND UNCERTAINTIES

The Company is engaged in development and sale of a diversified line of products in three business segments, Document Management, Data Center Management and Storage Management. More than 50% of the revenues are contributed by Data Center Management. The company expects significant revenues from the new product VIDiDOC® In-

(EUR in thousands, except per share amounts)

formation Integrator (formerly BETA 99). A severe impact on the Company's earnings could result, – if the expected revenues from the new product will not be earned-due to negative effects in the Data Center Management segment. 58% of the Company's Revenue arises from two products, BETA 91 and VIDiDOC® Archive and Dispatcher (formerly BETA 93). BETA 91 is a Automated Balancing and Quality Manager which ensures the quality of started jobs in realtime. The VIDiDOC® Archive and Dispatcher is especially designed for distribution of large volumes of documents from OS/390-based applications. Price changes, or other impacts on these products could have a negative effect on the Companies results of operations. The Company is not depended on any single customer. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

21. RELATED PARTY TRANSACTIONS

Options issued to the Company's employees in the Plan of 1997 and 1998 (see note 14) were financed by a loan through the Company. The entire exercise price for the options issued is due at the date of exercise of the options. The loan amounted EUR 166 and EUR 164 in 2000 and 2001.

In connection with the stock incentive plan, convertible bonds were issued to the Board and Supervisory Board of the company. The bonds issued were 28,800 and 110,236 in 2000 and 2001, respectively.

22. NEW PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, Business Combinations, (SFAS No. 141), SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) and SFAS 143 Accounting for Asset Retirement Obligations (SFAS No. 143).

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption. SFAS No. 142 is effective January 1, 2002. As of the date of adoption of SFAS No. 142, the Company has unamortized goodwill in the amount of EUR 339.

SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002.

(EUR in thousands, except per share amounts)

SUPPLEMENTS

DEVELOPMENT OF THE GROUP'S ASSETS

	Acquisition costs				
EUR in thousands	Balance 1.1.2001	Additions	Exchange rate differences (+/-)	Disposals	Balance 31.12.2001
I. Intangible Assets					
1. Capitalized software development costs	14,889	1,045	(102)	0	15,832
2. Goodwill, Licenses	7,174	0	0	0	7,174
	22,063	1,045	(102)	0	23,006
II. Fixed Assets					
1. Computer equipment	5,177	898	49	6	6,118
2. Leasehold improvements	394	931	0	274	1,051
3. Facilities and office equipment	1,467	57	(49)	288	1,187
	7,038	1,886	0	568	8,356
III. Financial Assets					
1. Bonds and securities	44	5	0	0	49
2. Other Long term loans	115	60	0	0	175
3. Pension insurance	901	0	0	425	476
	1,060	65	0	425	700
	30,162	2,996	(102)	993	32,062

DISCLOSURE OF DIRECTOR'S HOLDINGS (UNAUDITED)

Director's Holdings of Beta Systems Software AG at December 31, 2001 (unaudited)	Number of shares	Number of options
Management Board		
• Karl-Joachim Veigel	11,895	29,600
• Ralf Männlein	2,600	24,600
• Dr Oskar von Dungern	820	24,600
Supervisory Board		
• Harald J. Joos	1,000	5,000
• Alfred H. Tauchnitz*	540,000	5,000
• Dr Karl Kauermann	8,000	5,000
• Bernhard Auer	-	5,000
• Stefan Hillenbach**	2,644	5,616
• Martina Dymala**	170	5,820
Beta Systems Software AG		
• Repurchased shares	60,305	-
* Company founder, ** Employee representatives		

(EUR in thousands, except per share amounts)

	Accumulated Depreciation					Net book value	
	Balance 1.1.2001	Depreciation current year	Exchange rate differences (+/-)	Disposals	Balance 31.12.2001	31.12.2000	31.12.2001
	6,947	5,737	(58)	0	12,626	7,941	3.205
	3,365	3,702	(232)	0	6,835	3,809	339
	10,313	9,439	(290)	0	19,462	11,750	3,544
	3,784	1,111	0	117	4,778	1,393	1,340
	228	92	6	208	118	166	933
	735	115	(10)	279	561	732	626
	4,747	1,318	(4)	604	5,457	2,291	2,899
	0	0	0	0	0	44	49
	7	0	0	7	0	108	175
	0	0	0	0	0	901	476
	7	7	0	7	7	1,053	700
	15,067	10,764	(294)	611	24,926	15,094	7,144

(EUR in thousands, except per share amounts)

SUPPLEMENTS TO NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2001

Consolidation of Capital/first-time Consolidation

The company is consolidating capital in accordance with the purchase method. The date of first-time consolidation coincides with the subscription date. On this date, the value of the goodwill is calculated.

Contingent Capital/authorized Capital

By resolution of the Supervisory Board on November 21, 2001, the share capital was adjusted to EUR 10,161,749.73 (EUR 11,174.28), the contingent capital to EUR 924,180.53 and the "contingent capital 1999" to EUR 766,937.82 (TDM 392) in accordance with § 4 para. (8) of the articles of association.

With effect from the Annual Shareholder's Meeting of May 16, 2000, the following changes to articles of association were agreed: with the approval of the Supervisory Board, the Management Executive Board is entitled to increase the share capital of the company until May 31, 2004 in one or more stages by up to EUR 920,325.39 by issuing new shares against cash contributions or payment in kind (contingent capital I). A right to subscribe is to be accorded to the shareholders. With the approval of the Supervisory Board, the Management Executive Board is entitled to exempt contributions in kind from the subscription right of the shareholders.

With the approval of the Supervisory Board, the Management Executive Board is also entitled to exclude the subscription right of shareholders, if deemed necessary, in order to grant the bearers of convertibles a subscription right to the number of new shares to which they would be entitled after exercising their conversion privilege.

Moreover, with the approval of the Supervisory Board, the Management Executive Board is also entitled to exclude the subscription right of shareholders providing that the capital increase through non-cash contributions is effected for the purpose of the acquisition of companies or participation in companies.

With the approval of the Supervisory Board, the Management Executive Board is entitled to increase the share capital until May 31, 2004 in one or more stages by up to a total of EUR 481,882.38 by issuing new shares against cash contributions to grant shares to employees of the company and affiliated domestic and foreign companies (contingent capital II). The legal subscription right of the shareholders is excluded.

Personnel Expenses (without expenses on stock options granted)

Personnel expenses for the fiscal year 2001 are as follows:

Wages and Salaries	TEUR	22,141
Social Security	TEUR	2,806
	TEUR	24,947

Performance unrelated to Accounting Period

In other operating income and expenses, TEUR 1,161 and TEUR 146 are to be allocated to other financial years. In the general administration cost TEUR 701 (2000: TEUR 1,166) is to be allocated to other financial years.

Average Number of Employees

The average number of 334 employees in the fiscal year 2001 shows the following allocation:

Administration	61 Employees
Sales	121 Employees
Development	152 Employees

Boards of the Company

Management Executive Board

Management Board member of the company in the fiscal year 2001 were:

- Mr Dipl.-Kfm. Karl-Joachim Veigel
  Chief Executive Officer (since January 1, 2001),
- Dr.-Ing. Oskar von Dungern,
- Mr Dipl.-Wirtschaftsing. (FH) Ralf Männlein,
- Ms Dipl.-Ing. Christiane Hotz-Firlus,
  Spokesperson (to January 19, 2001).

Payments (including severance payment) to the Management Board were EUR 1,029,195.77 gross in the fiscal year 2001. Alongside to the payments to the board members there were 59,600 stock options in the form of convertible bonds granted to the board members.

(EUR in thousands, except per share amounts)

Due to a pension agreement, the company paid EUR 127,822.97 to a former member of the Management Board.

Supervisory Board

Member of the Supervisory Board were in the fiscal year 2001:

- Mr Dipl.-Ing. Harald J. Joos, (Chairman), Berlin, Chairman of the Management Board of Directors of Schindler Deutschland Holding GmbH, Berlin,
- Mr Dipl.-Ing. Alfred H. Tauchnitz, New Smyrna Beach, FL, USA,(Vice Chairman), Berlin,
- Dr Karl Kauermann, Chairman of the Management Board of Berliner Volksbank e.G.,
- Mr Bernhard Auer, Consultant, Munich,
- Ms Martina Dymala, (Employee Representative), Berlin, Product Quality Specialist,
- Mr Stefan Hillenbach, (Employee Representative), Berlin, Developer / Projectleader.

Mr Harald J. Joos is member of the Supervisory Board of Berliner Volksbank eG, Berlin, Heyde AG, Bad Nauheim, Café Einstein AG and member of the administration council of BAO Berlin International GmbH, Berlin, as Chairman and TÜV Rheinland-Berlin/Brandenburg e.V., Köln.

Dr Karl Kauermann has the following memberships in other Supervisory Boards: DEGEWO Deutsche Gesellschaft zur Förderung des Wohnungsbaues gemeinnützige Aktiengesellschaft, Berlin, GASAG Berliner Gaswerke AG, Berlin, as Chairman, Hermanns AG, Kassel, Rücker AG, Wiesbaden, as Chairman, SÜBA Bau Aktiengesellschaft, Mannheim, TLG Treuhand Liegenschaftsgesellschaft mbH, Berlin, VIVANTES Netzwerk für Gesundheit GmbH, Berlin.

The membership of Mr Auer in Advisory Board at Firepond Europe / Asia in Hoofddorp, the Netherlands, is not exercised. The mandat as member of the Management Board of Atoss Software AG, Munich, existed until June 30, 2001.

The Supervisory Board members Mr Tauchnitz, Mr Hillenbach and Ms Dymala had no other mandats .

Payments to the Supervisory Board for the fiscal year 2001 were EUR 62,678.00 in total. Additionally, 30,000 stock options were issued to the Supervisory Board.

Explanation of the general principles of accounting, valuation and consolidation applied to the consolidated financial statement, in contradiction to German GAAP.

Fundamental differences

There are fundamentally different lines of thinking behind German GAAP and US GAAP. Whereas accounting according to the German GAAP focuses on the principle of conservatism and creditor protection, the provision of information relevant to the decision-making process for shareholders is the priority aim of US GAAP. Therefore both the comparability of annual financial statements over a number of years as well as those of different companies, and the calculation of profits on an accrual basis according to US GAAP is given a higher importance than that according to the German GAAP.

Accrued expenses

In US accounting practice, provisions are usually not separatly disclosed but included under the "accrued expenses and other current liabilities". In order to fulfil the conditions of EU directives, we give a breakdown of this item in the notes.

The possibilities for provisioning are far more restrictively regulated in US GAAP than according to the German GAAP. Provisioning is necessary if a liability to a third-party exists, if they are likely to be drawn on and if the anticipated amount of the required provisions can be accurately estimated. Provisions for operating expenses are not permitted according to US GAAP.

Contrary to German GAAP, pension accruals are calculated taking into consideration expected wage and salary increases. The discounting rate of 6% valid in German tax law is not used as a basis for this calculation, rather the real interest rate has far more influence on the US value.

Goodwill

Goodwill must be reported according to US regulations and depreciated over its anticipated useful life. The estimated life depends on the acquired business.

Although possible according to the German Commercial Code, offsetting against equity is not permitted. Effective for financial years beginning after December 15, 2001, the goodwill will not be longer amortized but instead tested for impairment under certain circumstances (SFAS 142).

(EUR in thousands, except per share amounts)

Self-developed software

Research and development costs cannot be capitalized according to both the German GAAP and US GAAP (§ 248 para. 2, German Commercial Code / Statement of Financial Accounting Standards ,"FAS", No. 2). However, in contrast to the German GAAP, the US GAAP stipulates that research and development costs in connection with the development and fundamental improvement of software products must be capitalized. It is necessary to specify whether the software is intended for sale to a third-party (FAS 86) or for own use by the company (Statement of Position 98-1).In both cases, the costs incurred until technical feasibility is ascertained are to be expensed. If technical feasibility is ascertained, the development costs for software (subsequently only in the case of sale to a third party) are to be capitalized from the date of technical feasibility up to general availability. This usually applies to costs in connection with programming and for tests. The costs for material, the developer's labour costs attributable to the project and overhead costs attributable to the project must also be capitalized.

Revenue recognition of multiple-element arrangements

Beta Systems provides in most cases licenses including service and maintenance (partly one year free of charge) as well as free version upgrades (multiple-element arrangement). Compared to German GAAP revenue is recognized in US GAAP if:

- persuasive evidence of an arrangement exits,
- delivery occured,
- the fee is fixed or determinable,
- collectibility is probable,

If the delivery is not occured or the service is not performed, revenue is realized successively.

Under German GAAP, revenue allocation results from conditions stated in the contract. Under US GAAP, revenue allocation bases on the fair values of the elements. Within the scope of revenue recognition, the revenue allocation between delivered licenses and elements not yet delivered may vary, if various discounts are offered to the elements. The overall discount is to be allocated to all elements equally. As a result, payments agreed in a contract may differ from revenue recognition. US GAAP makes no distinction between ongoing and limited licenses, so that the license proportion in leasing agreements can be realised immediately for all accounting periods.

Unrealized gains and losses

According to German GAAP and the imparity principle, only unrealized losses recognized, whereas according to US GAAP certain unrealized gains must also be reported.

This is particularly the case for unrealized foreign currency gains and derivative financial instruments.

Deferred taxes

According to US GAAP, there is an obligation to record deferred tax assets or liabilities resulting from temporary differences in the tax valuation balance sheets. Tax losses carried forward have a commercial use due to the future reduction of tax payments.

At the time of loss accrual, the future (deferred) tax advantage is thus to be shown as an asset on the balance sheet according to its feasibility.

Stock based compensation

According to US GAAP, stock based compensation must be reported as expenses in the operating income statement. Under US GAAP the expenses may be accounted for according to FAS 123 or according to APB 25 (with additional disclosures according to FAS 123). The company has adopted the method according to APB 25.

In the financial statements relating to commercial law, no expenses would be recorded.

(EUR in thousands, except per share amounts)

SUMMARY OF HOLDINGS AT DECEMBER 31, 2001

Company	Local currency	Share capital in local currency	Equity at 31.12.2000 in local currency	Income (Loss) in 2000 in Local Currency	Holdings in %	Share capital in TEUR	Equity at 31.12.2001 in EUR thousands	Income (Loss) in 2001 in EUR thousands
• Beta Systems Software France S.A.R.L. Saint Thibault des Vignes, Frankreich					100	763	1,100	240
• Beta Systems EDV-Software Ges. m.b.H. Wien, Österreich					100	36	77	(17)
• Beta Systems Software Ltd. Reading, Großbritannien	TGBP	200	131	(174)	100	284	215	(277)
• Beta Systems Software S.R.L. Mailand, Italien					99	52	1,283	368
• Betann Systems AB Sundbyberg, Schweden	TSEK	100	5,945	(470)	100	11	637	(52)
• Beta Systems Software B.V. Nieuwegein, Niederlande					100	23	426	4
• Beta Systems Software AG Zürich, Schweiz	TCHF	100	523	414	100	63	352	277
• Beta Systems Software SPRL Waterloo, Belgien					99	50	92	(77)
• Beta Systems Software Espana Madrid, Spanien					100	180	246	23
• Beta Systems Marketing GmbH Berlin, Deutschland					100	26	26	33
• Beta Systems Software PTY Ltd. Sydney, Australien	TAUD	5	(367)	(221)	100	3	(212)	(128)
• Beta Systems of America, Inc. Peachtree City, GA, U.S.A.	TUSD	200	1,618	(4,705)	100	157	1,833	(5,184)

On October 1, 2001 Beta Systems Development, Inc., Atlanta, GA and Beta Systems Software, Inc., Atlanta, GA were merged into Beta Systems of America, Inc., Atlanta, GA. Simultaneously, the location of the company was changed to Peachtree City, GA, in order to simplify the structure and in order to reduce the administrative effort and costs.

• Tantia Technologies Inc. Boulder, USA	TUSD	24,589	7,249	(16,916)	99,6	16,223	4,091	(18,934)

Tantia Technologies, Inc. wholly owns Tantia Technologies of Canada which therefore belongs to the indirect holdings:

• Tantia Technologies of Canada Inc. Calgary, Canada	TCAD	28,957	(11,687)	(14,107)	100	15,945	(7,908)	(10,345)

The amount of the equity and net income (loss) 2001 results from the financial statements of the entities in accordance with US GAAP. The balance sheets of foreign subsidiaries have been translated to TEUR on the basis of period-end exchange rates, while the income statements have been translated using average exchange rates during the period.

(EUR in thousands, except per share amounts)

Germany
Beta Systems Software AG
Alt-Moabit 90d
D-10559 Berlin
(49) (30) 726 118 0

BETA SYSTEMS WORLDWIDE

Australia
Beta Systems Software Pty. Ltd.
Level 17, 201 Miller Street
North Sydney
NSW 2060
(61) (2) 8912 2100

Austria
Beta Systems EDV-Software GmbH
Otto-Probst-Str. 22
A-1100 Wien
(43) (1) 6150 75010

Belgium
BVBA Beta Systems Software SPRL
Avenue des Chasseurs 1
B-1410 Waterloo
(32) (2) 3520 480

USA
Tantia Technologies Inc.
100 - 4855 Riverbend Road
Boulder, CO USA 80301
(1) (303) 247 1112

Beta Systems Software Inc.
One Security Center
Suite 1100
3490 Piedmont Rd.
Atlanta, GA 30305
(1) (404) 8121 556

Canada
Tantia Technologies Inc.
Suite 1900
840 -7th Avenue SW
Calgary, Alberta
T2P 3G2
(1) (403) 2319 800

France
Beta Systems Software France SARL
2, Rue Paul Henry Spaak
Saint Thibault des Vignes
F-77462 Lagny sur Marne Cedex
(33) (1) 6412 7980

Great Britain
Beta Systems Software Ltd.
Highland House
Basingsstroke Road, Spencers Wood
GB-Reading, Berks RG7 1NT
(44) (1189) 885 175

Sweden
Betann Systems AB
Kavallerivägen 30
Rissne Centrum
Box 2099
S-17402 Sundbyberg
(46) (8) 733 0045

Italy
Beta Systems Software SRL
Viale Stelvio, 70
I-20159 Milan
(39) (2) 6680 5911

Netherlands
Beta Systems Software BV
Weverstede 5a
NL-3432 JS Nieuwegein
(31) (30) 602 2140

Switzerland
Beta Systems Software AG
Industriestrasse 24
CH-8305 Dietlikon
(41) (1) 3189 922

Spain
Beta Systems Software Espana S.L.
Urb. La Florida
c/Musgo, 2
E-28023 Madrid
(34) (91) 307 76 75

Graphic design and production:
Mattheis Werbeagentur Berlin; www.mattheis-berlin.de
Photographie:
Agentur Bildschön – Claudia Buhmann; Beta Systems

BETA SYSTEMS SOFTWARE AG

Alt-Moabit 90d
D-10559 Berlin
Tel.: +49 (0)30 - 726 118 - 0
Fax: +49 (0)30 - 726 118 - 800
info@betasystems.com
www.betasystems.de
www.betasystems.com